As filed with the Securities and Exchange Commission October 28, 2003.

Registration No. 333-106501

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KH FUNDING COMPANY

(Exact name of registrant as specified in its charter)

State of Maryland	6162	52-1886133
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(address and telephone number of principal executive office)

Robert L. Harris, President

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(name, address and telephone number of agent for service)

with copies to:

George S. Lawler, Esquire

Sonia Galindo, Esquire

Whiteford, Taylor & Preston L.L.P.

210 W. Pennsylvania Avenue, Suite 400

Towson, Maryland 21204

(410) 832-2040

Approximate date of commencement of proposed sale to public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The information contained in this prospectus is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED: [                ], 2003

PROSPECTUS

KH FUNDING COMPANY

$30,000,000	$10,000,000
Series 3 Senior Secured Investment Debt Securities	Series 4 Subordinated Unsecured Investment Debt Securities

Initial Public Offering

KH Funding Company is a licensed mortgage lender in the state of Maryland. It provides direct lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals, and purchases loans nationwide from brokers and other lenders. Our services include originating and buying loans, and servicing the loans in our portfolio.

We are selling up to $30,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities, made up of $20,000,000 in Demand Notes and $10,000,000 in Fixed Term Notes, and up to $10,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities described in this prospectus. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is an aggregate $1,000,000 minimum amount of Notes that must be sold under this offering. If we sell less than the $1,000,000 offering minimum, all proceeds received will be returned to investors promptly without interest and without deduction, but if we sell at least the $1,000,000 offering minimum, but less than the $40,000,000 offering maximum, proceeds received will not be returned to investors. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use.

The Series 3 Senior Secured Investment Debt Securities will be sold as either Demand Notes or Fixed Term Notes under the following terms:

$20,000,000 Demand Notes:	Demand Period[1]	Annual Variable Interest Rate[2]
One Day Demand Notes	One day[3]	3.25%
Thirty Day Demand Notes	Thirty day	3.50%

$10,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[4]
One Year Fixed Term Notes	One year from date of issuance	5.00%
Three Year Fixed Term Notes	Three years from the date of issuance	5.70%
Five Year Fixed Term Notes	Five years from the date of issuance	6.20%

The Series 4 Subordinated Unsecured Investment Debt Securities will be sold as Fixed Term Notes under the following terms:

$10,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[5]
One Year Fixed Term Notes	One year from date of issuance	6.00%
Three Year Fixed Term Notes	Three years from the date of issuance	7.00%
Five Year Fixed Term Notes	Five years from the date of issuance	8.00%

1	The demand period is the number of days between the date we receive your notice to redeem all or part of your Note, and the date we make such redemption.
2	The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%.
3	The holders of one day demand notes have the option of being provided checking account privileges to access their funds. This feature is not applicable to South Carolina residents. See “Description of the Notes.”
4	The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.00%; Three Year Note = Federal-Funds Target Rate plus 4.70%; and Five Year Note = Federal-Funds Target Rate plus 5.20%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.
5	The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 5.00%; Three Year Note = Federal-Funds Target Rate plus 6.00%; and Five Year Note = Federal-Funds Target Rate plus 7.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.

The Series 3 Senior Secured Investment Debt Securities, referred to herein as the Series 3 Notes, and the Series 4 Subordinated Unsecured Investment Debt Securities, referred to herein as the Series 4 Notes, and collectively as the Notes, will be issued by KH Funding Company, referred to herein as KH Funding, which prior to this offering has not been a public reporting company. We are not a bank or depository financial institution and the Notes will not be insured against loss by the FDIC or any governmental or private agency. The Series 4 Notes will be unsecured obligations of KH Funding, and will be subordinate to the Series 3 Notes and any other senior indebtedness we may incur. We do not expect any trading market to develop for the Notes. The Notes will be sold on a best efforts basis, with no guarantee that we will sell any of the Notes. This offering is not underwritten and no broker dealers are involved in the sale of these Notes. The Notes will only be offered by some of our officers who will not be compensated for such services. This offering will terminate one year after the effective date of this prospectus.

Investing in KH Funding involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT DECISION IN THE OFFERED SECURITIES.

KH Funding Company

KH Funding Company is in its thirteenth year of operation. We operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994.

For investors, our investment banking services include the sale and issuance of fixed and variable-rate corporate notes. Holders of our corporate notes are provided monthly statements that track the transactions under the note, such as interest earned, partial or whole redemptions, additions to principal, and the beginning and ending balance for each statement period. The note holders are annually provided IRS Form 1099’s (Interest Earned). We are an approved retirement account trustee and will accept and administer purchases of our corporate notes for IRA and SEP accounts.

For borrowers, our mortgage services include the direct lending of short and medium-term loans to investment property owners and small businesses, primarily in the Washington, DC metropolitan area. We specialize in loans that allow a borrower to buy, fix-up and sell investment properties. We also provide lines-of-credit and fixed-term loans to many small businesses where we also have real estate as additional collateral for each loan. Our services include originating and buying loans and servicing the loans in our portfolio.

In addition to the direct origination of loans described above, we also buy so-called closed loans (i.e., the loan has been funded and the borrower is fully obligated under the mortgage note) from brokers and other lenders. We currently own loans in 31 states. Most of the loans purchased under this program are long-term mortgages provided by sellers of real estate to a buyer, where the buyer makes a small down payment and the seller originates a first and second trust for the buyer. We will buy the first trust and normally the seller will continue to hold the second trust. Because of the nature of each transaction the interest rates for these loans are higher than on most conventional mortgages. What normally happens with these loans is that within two or three years the loan is paid off because the borrower is able to refinance at a lower cost after having paid timely on the loan.

How to Contact Us

Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. Your may access our web site at “www.khfunding.com”. Information on our web site is not intended to be incorporated into this prospectus.

Summary of the Terms of the Offering

Securities

Series 3 Senior Secured Investment Debt Securities, or Series 3 Notes, in the form of Fixed Term Notes and Demand Notes.

Series 4 Subordinated Unsecured Investment Debt Securities, or Series 4 Notes, in the form of Fixed Term Notes.

Amount	We may issue up to $30,000,000 in aggregate principal amount of Series 3 Notes, made up of $20,000,000 in Demand Notes and $10,000,000 in Fixed Term Notes, and up to $10,000,000 in aggregate principal amount of Series 4 Notes.

Accounts	We will establish and maintain an account for your benefit. The transactions for your account, including withdrawals, additions and interest postings, will be reflected on an account statement that will be mailed to you on a monthly basis (quarterly for IRA accounts).

Interest Rates

The Series 3 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 5.00%, 5.70% and 6.20% respectively. We may change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.00%; Three Year Note = Federal-Funds Target Rate plus 4.70%; and Five Year Note = Federal-Funds Target Rate plus 5.20%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

The Series 3 Notes One Day and Thirty Day Demand Notes have a variable annual interest rate with the initial rates being 3.25% and 3.50% respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%.

The Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 6.00%, 7.00% and 8.00% respectively. We may change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 5.00%; Three Year Note = Federal-Funds Target Rate plus 6.00%; and Five Year Note = Federal-Funds Target Rate plus 7.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

Interest Compounding

The interest on all Notes is compounded daily. The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 3.30% and 3.56% for the Series 3 Notes One Day and Thirty Day Demand Notes, respectively, based upon the current rate, and 5.13%, 5.87% and 6.40%, for the Series 3 Notes One Year Fixed Term Notes,

Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 6.18%, 7.25% and 8.33%, for the Series 4 Notes One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

Interest Payments	You may elect to receive interest payments monthly, quarterly, semi-annually or annually. You may also elect for the interest to be accrued and added to the balance of your account.

Principal Payments	We will pay the principal amount of each Fixed Term Note upon maturity and each Demand Note upon demand after the expiration of the respective demand period. You may redeem the outstanding principal of your Fixed Term Notes at any time subject to a penalty.

Mandatory Call by Company	We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium.

Redemption by Holders	You may redeem all or some of the outstanding principal and accrued but unpaid interest balance of your Fixed Term Notes at any time in whole or in part subject to a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes. The penalty for early redemption will be calculated based on the then applicable interest rate and the amount to be redeemed. KH Funding shall fund early redemption requests upon ninety days advance notice.

Collateral

The Series 3 Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company.

The Series 4 Notes will be unsecured and will rank junior to the Series 3 Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

Use of Proceeds	We currently intend to use the proceeds from the sale of the Notes to purchase loans, generally at a discount, from brokers, banks and other lenders and to redeem existing outstanding notes or Notes sold under this offering that come due during the period of this offering.

Plan of Distribution	We will sell the Notes on a continuous basis, without the services of underwriters or broker-dealers, to the public in certain states. There is a $1,000,000 minimum amount of the Notes that must be sold under this offering. If we sell less than $1,000,000 of the Notes, all proceeds received will be returned to investors promptly without interest and without deduction. If we sell at least $1,000,000 but less than $40,000,000 of Notes being offered, proceeds received will not be returned to investors. The proceeds from the sales of the Notes will be paid directly to us and will not be placed in an escrow account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor.

Sale and Clearance	The Notes are issued in book-entry only form. We do not intend to issue the Notes in certificated form.

Risk Factors	Purchasing the Notes involves certain risks. You should carefully review the risks described in this prospectus and beginning on page 6 under the heading “Risk Factors”.

Summary Financial Data

You should consider our summary financial information set forth below together with the more detailed financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Statement of Operations Data:
Revenue:
Interest and Fees on Loans	$947,103	$829,711	$1,757,153	$1,463,789	$1,245,557	$1,132,222	$648,301
Other Income(1)	$85,804	$39,548	$106,504	$105,800	$19,561	$22,497	$5,951
Total Revenue(2)	$1,032,907	$869,259	$1,863,657	$1,569,589	$1,265,118	$1,154,719	$654,252
Provision for Loan Losses	$72,000	$56,000	$144,165	$158,000	$53,000	$72,682	$59,674
Expenses:
Interest	$631,373	$538,712	$1,173,985	$1,007,521	$812,560	$642,088	$439,366
Non-Interest	$294,009	$260,442	$516,431	$440,364	$337,632	$301,987	$311,441
Total Expenses(3)	$925,382	$799,154	$1,690,416	$1,447,885	$1,150,192	$944,075	$750,807
Net Income	$35,525	$14,105	$29,076	($36,296)	$61,926	$137,962	($156,229)
Per Common Share Data:
Undiluted Earnings Per Share(4)	0.02	0.01	0.02	(0.02)	0.04	0.09	(0.12)
Diluted Earnings Per Share(5)	0.02	0.01	0.01	(0.02)	0.03	0.07	(0.09)

(1)	Consists of all Non-Interest Income plus Interest on Bank Accounts, Interest on Investments-Marketable Securities and Other Interest.
(2)	The sum of Interest and Fees on Loans plus Other Income as explained above in (1).
(3)	The sum of Interest Expense plus Non-Interest Expense.
(4)	Using average of beginning and ending balance of number of shares and annual earnings, shown in cents per share.
(5)	Using average of beginning and ending balance of number of shares and number of outstanding options, and annual earnings-cents per share.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Balance Sheet Data:
Cash and Cash Equivalents	$3,034,366	$1,586,071	$2,371,931	$357,957	$416,939	$507,718	$1,715,443
Loans Receivable	$16,064,852	$14,545,313	$15,830,293	$13,036,199	$9,611,228	$9,363,949	$6,122,243
Real Estate Owned	$1,061,423	$1,361,560	$1,011,424	$1,198,681	$321,521	$179,435	$0
Other Assets(1)	$1,373,249	$799,491	$676,560	$423,112	$346,293	$366,402	$268,523
Total assets	$21,533,890	$18,292,435	$19,890,208	$15,015,949	$10,695,981	$10,417,804	$8,106,209
Notes Payable	$18,925,655	$15,062,622	$17,482,519	$12,789,068	$9,253,739	$9,263,915	$7,130,263
Participation Loans	$1,719,636	$1,399,423	$1,077,730	$1,024,115	$0	$0	$0
Other Liabilities(2)	$51,379	$720,593	$358,902	$422,654	$360,067	$46,414	$17,581
Total Liabilities	$20,696,670	$17,182,638	$18,919,151	$14,235,837	$9,613,806	$9,310,329	$7,147,844
Stockholders Equity	$837,220	$1,109,797	$971,057	$780,112	$1,082,175	$1,107,475	$958,365

Other Financial Data:
Return on Average Assets(3)	0.34%	0.17%	0.17%	-0.28%	0.59%	1.49%	-2.55%
Return on Average Equity(4)	7.86%	3.77%	3.32%	-3.90%	5.66%	13.36%	-18.87%
Stockholders’ Equity to Total Assets	3.9%	6.1%	5.1%	5.2%	10.1%	10.6%	11.8%

Loan Portfolio:
Principal Funded During Period	$3,289,311	$3,274,410	$7,168,744	$9,563,367	$2,536,066	$4,998,621	$4,577,711
Principal Received During Period	$2,949,722	$1,439,525	$3,730,793	$5,062,451	$2,174,071	$1,399,329	$1,506,916
Average Interest Rate For Period	10.52%	11.40%	11.00%	11.94%	11.96%	12.71%	13.72%
Loan Write-off’s as a Percent of Total Portfolio at End of Period(5)	0.08%	0.99%	0.88%	0.81%	0.89%	0.04%	1.33%

Investment Notes:
Sale of Notes During Period	$10,856,794	$10,693,263	$22,926,619	$14,418,456	$10,367,351	$7,376,780	$5,300,897
Redemption of Notes During Period	$9,675,921	$8,661,717	$18,681,654	$11,280,177	$10,661,308	$5,455,205	$1,431,853
Average Interest Rate For Period	6.16%	6.50%	6.40%	7.86%	8.43%	8.09%	8.78%

(1)	Consists of the sum of the following: Accrued Interest, Prepaid Expenses, Other Receivables, Investments-Other, Property and Equipment-Net, and Other Assets.
(2)	Consists of the sum of the following: Borrowings, Accounts Payable and Accrued Expenses, and Escrows.
(3)	Using average of beginning and ending balances for assets, and earnings for period (annualized)
(4)	Using average of beginning and ending balances for equity, and earnings for period (annualized)
(5)	Annualized

RISK FACTORS

Your investment in the Notes involves certain risks. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Notes.

Risks Related to the Notes and the Offering

The Notes are not insured against loss by the FDIC or any governmental agency, and the sole source of repayment is KH Funding. Because of this you could lose your entire investment.

Neither the FDIC nor any other governmental or private agency insures the Notes offered by this prospectus. The redemption of the Notes is dependent solely upon sources such as our earnings, our working capital and other sources of funds, including proceeds from the continuing sale of debt. If these sources of redemption are inadequate, you could lose your entire investment.

Since we do not set aside funds to redeem the Notes offered, you must rely on our revenues from operations and other sources for redemption. If our sources of redemption are not adequate, we may be unable to redeem the Notes at maturity and you could lose all or a part of your investment.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to redeem the Notes upon maturity. Because funds are not set aside periodically for the redemption of the Notes over their term, holders of the Notes must rely on our revenues from operations and other sources for redemption. To the extent revenues from operations and other note offerings are not sufficient to redeem the debt, holders may lose all or a part of their investment. See, “Management’s Discussion and Analysis – Liquidity and Capital Resources.”

At June 30, 2003, there were approximately $10,489,529 of one-day and thirty-day demand notes which will mature through December 31, 2003. See, Note C to the Financial Statements which discusses the note payable maturities in more detail. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that funds from these sources will be sufficient to meet our anticipated future operating expenditures and note payable obligations as they become due. Again, if our sources for redemption are lower than we expect and/or insufficient to redeem the outstanding Notes, holders may lose all or a part of their investment.

We may incur substantially more debt from this offering and our increased indebtedness could adversely affect our financial condition.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to interest rate increases if future debt must be incurred at higher rates of interest than currently exist;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;

•	place us at a competitive disadvantage relative to competitors with less debt; and

•	make it difficult or impossible for us to pay the principal amount of the Notes at maturity, thereby causing an event of default under the indenture.

We may incur substantial additional debt in the future. The terms of these Notes will not prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

Our one-day demand Notes with checking account privileges allow those investors to redeem their investment with one-day advance notice to KH Funding which could increase the volatility of our cash position from time-to-time. If we experience a negative cash flow position it could impair our ability to make principal and interest payments due under the terms of the Notes.

The holders of one-day demand notes are given the option to withdraw funds by providing one-day advance notice to KH Funding of their redemption request, or through the use of a checking account provided to the investor by KH Funding (this feature is not applicable to South Carolina residents). The checking accounts are provided through Bank of America and other local banks. These redemption privileges necessitate that we keep adequate cash reserves available to accommodate immediate redemption requests which could cause the company to suffer severe cash fluctuations. In an attempt to manage this potential risk carefully, we have established “maximum balance” limits on the amount of one-day and thirty-day demand notes that may be held by any one investor. Specifically, no one investor may hold more than an aggregate of $250,000 in one-day demand notes and, no one investor may hold more than an aggregate of $500,000 in thirty-day demand notes. Therefore, no one investor may immediately demand redemption of an extremely large dollar amount. We do reserve the right to waive these maximum balance limits for any investor; however, we only do so in very limited instances and after careful analysis of the facts and circumstances.

However, our maximum balance limits do not provide us complete protection from the possibility of severe cash fluctuations. If we experience severe cash flow fluctuations from operations, it could impair our ability to make principal and interest payments due under the terms of the Notes.

Since the Series 4 Notes are unsecured and second in right of repayment to the Series 3 Senior Secured Notes and any other senior debt we may incur, in the event of insolvency, holders of the Series 4 Notes would be repaid only if funds remain after the repayment of any senior debt we may have at the time.

The Series 3 Notes will be secured by all assets of KH Funding, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding.

The Series 4 Notes will be unsecured and will be subordinated, or second in right of repayment, to the Series 3 Notes and any other senior debt we may incur. As of the date of this offering, we have no senior debt. However, we may have up to $30,000,000 of senior debt from this offering and there is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness incurred in connection with our borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as “senior debt.” If we were to become insolvent, our senior debt would have to be paid in full prior to payment of Series 4 Notes in our liquidation. As a result, there may not be adequate funds remaining to pay the principal and interest on the Series 4 Notes. See “Description of the Notes.”

We are not required to sell all of the Notes to consummate the offering, so the offering may be completed with an insufficient amount of the Notes sold to implement our projected growth strategy.

We are not required to sell all of the Notes before issuing any Notes and using the proceeds from those sales and/or terminating the offering. The offering may be completed even if substantially less than the total number of Notes offered is sold. The Notes are being sold without the services of an underwriter or broker-dealer and we may not be able to sell the entire $40,000,000 in Notes we are offering in this prospectus. If we are unable to sell a sufficient amount of Notes, we may have insufficient funds to successfully implement our projected growth strategy. See “Plan of Distribution.”

We are selling the offering without making any arrangements for escrow of the proceeds, and all purchases of the Notes will be irrevocable.

No escrow or trust account will be established and all purchases of the Notes will be irrevocable. Therefore, funds tendered by investors will not be placed in escrow and will be available for use by us immediately. The lack of an escrow arrangement, and the absence of the ability to revoke purchases, could cause greater risk to the investors in the event that insufficient funding is raised in the offering. See “Description of the Notes.”

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

The Notes sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the Notes. Due to the non-transferable nature of the Notes and the lack of a market for the sale of the Notes, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, there can be no assurance that investors will be able to sell the Notes. See “Description of the Notes.”

Our management will have broad discretion over allocating all of the proceeds from the offering, so they could use the proceeds in a manner contrary to the best interests of investors.

Our management will have broad discretion in allocating all of the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See “Use of Proceeds.”

Risk Related to Our Business

Our assessment of the quality of loans we acquire may be inaccurate which could adversely affect our profitability.

Before we purchase or originate loans, we perform an evaluation of the loans in order to determine whether they are eligible for our portfolio. There is no guarantee that the initial analysis of the loans will reflect actual future results which, if unfavorable, could adversely affect our profitability. See “Our Business—Lending Activities.”

If all of the remedies for recovering a defaulted loan that we own are inadequate, it could have a materially adverse effect on our financial results.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:

•	the financial failure of the borrowers;

•	the purchase of fraudulent loans;

•	misrepresentations by a broker, bank or other lender;

•	third-party disputes; and

•	third-party claims with respect to security interests.

Any of these events could require us to seek enforcement of a borrower’s guarantee, which could prove to be inadequate to fully collect the loans. Therefore, we cannot assure you that we will not experience losses on acquired or originated loans in the future. These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of the balance budgeted to our loan losses. We do not maintain insurance covering such losses. In addition, the amount of provisions for loan losses may be either greater or less than actual future write-offs of the loans relating to these provisions. Any of these events could have a materially adverse effect on our business. See “Our Business—Allowance for Loan Losses.”

Our	lack of diversified operations and investments increases our exposure to risk of loss.

Primarily our operations consist of, and our income is derived from, investing in mortgage loans that we purchase from brokers, banks and other lenders and making loans to small businesses and individuals. In addition, we invest excess cash in investment grade debt securities issued by financial companies that we hold for liquidity and investment purposes. Further, we hold as investments many of the properties on which we foreclose. Most of these properties are held as rental investments. This lack of diversification, of investing only in loans, and to a lesser degree in bonds and real estate, increases our exposure to the risk of loss if a substantial number of loans become uncollectible. This increases the risk that uncollectible loans could materially affect our financial results.

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the Notes.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

•	reduce customer demand for our products;

•	widen investor spread requirements;

•	change in loan prepayment rates;

•	increase our cost of funds;

•	reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding debt securities; and

•	limit our access to borrowings in the capital markets.

We are subject to risks associated with decreases in interest rates to the extent that we have issued fixed rate debt securities with scheduled maturities of over one year. At June 30, 2003, we had $10.18 million of debt securities with scheduled maturities greater than one year. If market interest rates decrease in the future, the rates paid on our long term debt securities could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to redeem the debt securities.

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profits may be reduced and our ability to redeem the Notes may be impaired.

It is necessary for us to continue adding loans to our investment portfolio because we need to re-invest proceeds of loan payoffs as they are received. We will also need to invest in more mortgages as we grow in size. Our ability to sustain the level of loan originations needed depends upon a variety of factors outside our control, including:

•	interest rates;

•	economic conditions in our primary market area;

•	decline in real estate values;

•	competition; and

•	regulatory restrictions.

In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will become more difficult compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the debt securities upon maturity impaired.

Our lending activities are concentrated in the Washington/Baltimore metropolitan areas, so we are subject to the economic conditions of those areas.

Our lending activities are concentrated in the Washington, D.C. and Baltimore, Maryland metropolitan areas. Therefore, any negative changes that could arise in the economy of those areas could have a negative effect on our business.

We are dependent on our senior management team and, if we are not able to retain them, it could have a materially adverse effect on us.

We are dependent upon the continued services and experience of our senior management team, including Robert L. Harris, our Chief Executive Officer and President, Louise B. Sehman, our Chief Financial Officer, Secretary and Treasurer, James E. Parker, a Vice President, and Ronald L. Nicholson, a Vice President. We depend on the services of Messrs. Harris and Parker and Ms. Sehman and other members of our senior management team to, among other things, continue our growth strategies and maintain and develop our client relationships. We have no employment agreements with any of our employees. The loss of the services of any of our senior management or any of our other key employees would disrupt our operations and would delay our planned growth while we worked to replace those employees. We maintain “key person” life insurance on Robert L. Harris only. As a result, if any of our other key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses. In addition, if Mr. Harris were to die or become unable to provide services for us, there is no assurance that the insurance proceeds would be sufficient to recover any resulting losses.

We have notes payable and notes receivable with certain of our officers, directors and principal stockholders. This might cause such persons to have a conflict of interest.

As of June 30, 2003, we owed some of our officers, directors and stockholders $6,561,014 under demand notes. Although such persons’ equity ownership encourages them to act in the best interests of all stockholders, circumstances could arise where such persons, particularly those that are members of our Board of Directors, will be in a position of allocating available cash in a manner that may not be in the best interests of other stockholders. In addition, as of June 30, 2003, some of our officers, directors and stockholders owed $819,420 under certain notes held by KH Funding. Although we believe that each of these transactions were on terms as favorable as could have been obtained from an unrelated party, they could create, or appear to create, potential conflicts of interest which may not necessarily be resolved in our favor. This could have a material adverse effect on our business, operating results and financial condition. See, “Certain Relationships and Related Transactions.”

We do not have experience in managing a public company

Our management team has historically operated our business as a privately held company. In addition, our management team has no prior experience managing a public reporting company. If our management team cannot quickly adapt to managing KH Funding as a public reporting company, it could have a material adverse effect on our business, operating results and financial condition.

We do not have a compensation committee.

Currently, we do not have a compensation committee and we do not know if or when such a committee will be formed. In the meantime, our Board of Directors governs decisions regarding compensation. Our Board of Directors is not entirely comprised of independent members. See “Management.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” and throughout this prospectus.

USE OF PROCEEDS

If all of the Notes we are offering in this prospectus are sold, we expect proceeds to total $40,000,000 before deducting offering expenses. We currently intend to use the proceeds received from the sale of the Notes in the following manner:

Total Proceeds:	$40,000,000	(1)	100.00%
Offering Expenses:	150,000	(1)	0.38%
Operations:
Note Redemptions	24,000,000	(2)	60.00%
Loan Acquisitions	15,850,000	(3)	39.62%

Total:	$40,000,000		100.00%

(1)	Estimated amounts.
(2)	We will use proceeds from this offering to redeem existing notes we issued prior to this offering and to redeem Notes under this offering that may come due during the offering period. Most of the redemptions come from the high turnover in the notes that have checking account withdrawal privileges (one-day demand Notes), and to a lesser degree from the Fixed Rate Notes. We have not allocated any specific amount of the proceeds to be used for note redemptions to officers, directors, their affiliates or associates. However, there are many of our officers, directors, affiliates or associates whom are also our customers. If a customer, which happens to also be an officer, director, affiliate or associate, wishes to redeem note(s), they will be allowed to do so in the ordinary course of business and on terms consistent with other note holders.In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.
(3)	We will purchase notes from brokers, banks and other lenders. These notes will typically be first trust residential loans at an interest rate of between 7% and 10% made to a non-occupant owner (investment property loan) with an 80% loan-to-value and a 5 to 10 year balloon payment feature. In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.

There is a minimum offering of $1,000,000 of Notes and we do not anticipate any material changes to our planned use of proceeds if we fail to achieve the maximum $40,000,000 offering amount; approximately 60% for note redemptions and approximately 40% for loan acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

KH Funding Company’s primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company’s business operations are conducted solely from its headquarters in Silver Spring, Maryland.

KH Funding has over 300 investors who have purchased its corporate notes dating back to 1990. The note purchasers have been attracted primarily through word-of-mouth referrals. The proceeds from the sale of Notes will be used to make redemptions to existing noteholders (see the discussion and table in “Liquidity and Capital Resources”), as KH Funding is an issuer of short-term demand notes as well as fixed-year term notes, and for investment in real estate mortgage loans, business loans, investment grade debt securities and real property. We emphasize the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. We purchase first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

Recent Developments

Participation loans.    In 2001, we entered into an oral arrangement with a local bank, to participate in loans. As of June 30, 2003, we had 8 participation agreements for approximately $1,700,000 through this arrangement. However, recently we decided to wind-down our activities in this arrangement. In July 2003, we repurchased the bank’s interest in six of the outstanding participation agreements with a balance of approximately $900,000. On October 1, 2003, we repurchased the bank’s interest in the remaining two participation agreements. At this time, we do not anticipate executing any new participations under this arrangement.

Delinquent loans.    As of September 30, 2003, there were 21 loans more than ninety days delinquent in non-accrual status with a value of $756,235. As of the same date there were 21 loans with a value of $2,108,449 more than ninety days late and still accruing interest and being carried on our books as performing. This in an increase of approximately $439,000 and $1.43 million from June 30, 2003 and December 31, 2002, respectively. The predominant component of the $1.43 million increase is represented by loans made to two borrowers. There is one loan owed by one entity for approximately $600,000, which is collateralized by approximately $1.4 million, and five loans owed by one entity totaling approximately $500,000 that are collateralized by about $850,000. These are all first trust loans that are well collateralized and we would not expect to lose any significant sums if the borrowers do not rehabilitate the loans and we move forward with foreclosure procedures. As of September 30, 2003, we had specific reserves of $128,704 and general reserves of $94,131 for total reserves of $222,835.

There have been no other material changes since June 30, 2003.

Comparison of Financial Condition at June 30, 2003 and December 31, 2002

Assets.    Total assets increased $1.64 million, to $21.53 million at June 30, 2003, from $19.89 million at December 31, 2002. The size of the loan portfolio increased from $16.12 million to $17.00 million. A new category of investment, bonds held for investment issued by investment grade financial companies increased from $.80 million to $1.50 million.

As of June 30, 2003, there were 15 loans more than ninety days delinquent in non-accrual status with a value of $234,702. As of the same date there were 23 loans more than ninety days late with a value of $2,190,738 still accruing interest and being carried on our books as performing. The bulk of these loans are first trust loans that are well collateralized and the borrowers have made recent payments. In the event the borrower does not continue paying and we have to foreclose on the loan, we do not expect to lose significant sums. Regarding four of the loans where a loss is possible, we have added an amount equal to 50% of the loan balance to our reserves, plus a general reserve of $53,476.

As of December 31, 2002, there were 13 loans more than ninety days delinquent in non-accrual status with a value of $193,395. As of the same date there were 15 loans more than ninety days late with a value of $1,241,152 still accruing interest and being carried on our books as performing. The bulk of these loans are first trust loans that are well collateralized and the borrowers have made recent payments. In the event the borrower does not continue paying and we have to foreclose on the loan, we do not expect to lose significant sums. As of December 31, 2002, we had general reserves of $48,667.

Liabilities.    Total liabilities increased $1.78 million, to $20.70 million at June 30, 2003, from $18.92 million at December 31, 2002. Virtually all of the increase was in notes payable to investors, which increased to $18.93 million at June 30, 2003 from $17.48 million at December 31, 2002. The increase in one-day and thirty-day demand notes was nominal, but our core funds (longer, fixed-term notes) increased from $10.67 million to $11.93 million.

Comparison of Financial Condition at December 31, 2002 and 2001

Assets.    Total assets increased $4.87 million, to $19.89 million at December 31, 2002, from $15.02 million at December 31, 2001. The majority of the growth was in notes receivable (loans) and cash. The size of the loan portfolio increased to $16.12 million from $13.41 million and cash increased to $1.57 million from $.36 million during the same period. There were also $797,000 of bonds held for investment at the end of 2002, that are convertible to cash at market value, which fluctuates. Most of the loans added during 2002 were first trust loans that were originated by us or acquired from other lenders.

We began investing in short-term investment grade bonds during the period. This is because many of the notes we have issued are held by investors that have been provided with a checking account to access their funds (one-day demand notes with checking privileges) and this requires KH Funding to maintain a higher degree of liquidity than it has in the past. During the period our investments in bonds went from zero dollars to $797,000. We expect to increase our investments in bonds with the proceeds from this offering, which will be converted into higher rate, liquid mortgages as such mortgages become available. This will help us to continue maintaining liquidity but at a higher rate of earnings than we earn on the bonds.

As of December 31, 2002, there were 13 loans more than ninety days delinquent in non-accrual status with a value of $193,395. As of the same date there were 15 loans more than ninety days late with a value of $1,241,152 still accruing interest and being carried on our books as performing. The bulk of these loans are first trust loans that are well collateralized and the borrowers have made recent payments. In the event the borrower does not continue paying and we have to foreclose on the loan, we do not expect to lose significant sums. As of December 31, 2002, we had general reserves of $48,667.

As of December 31, 2001, there were 14 loans more than ninety days delinquent in non-accrual status with a value of $330,918. As of the same date there were 12 loans more than ninety days late with a value of $294,569 still accruing interest and being carried on our books as performing. The bulk of these loans are first trust loans that are well collateralized and the borrowers have made recent payments. In the event the borrower does not continue paying and we have to foreclose on the loan, we do not expect to lose significant sums. For three of the loans where a loss is possible, we have added to our loan loss reserves in an amount equal to between 50% and 100% of the loan balance, plus a general reserve of $5,000.

Liabilities.    Total liabilities increased $4.68 million to $18.92 million in 2002 from $14.24 million in 2001. The increase was primarily in notes payable to investors. Most of the increase was in Five Year Fixed Term Notes, which increased to $7.40 million from $3.99 million.

Equity.    Total stockholders’ equity increased to $971,057 in 2002 from $780,112 in 2001. The increase was due primarily to the sale of 180,881 shares in 2002 for $2.50 per share. At the year ended December 31, 2002, the total capital of $971,057 represented 4.9% of total assets.

Comparison of Operating Results for Six Months Ended June 30, 2003 and June 30, 2002

The average yield earned on loans receivable was 10.52% in the six months ended June 30, 2003 from 11.40% in the six months ended June 30, 2002, due mainly to borrowers paying off some of the higher interest rate loans. The average rate paid on investor accounts declined to 6.16% in the six months ended June 30, 2003 from 6.50% in the six months ended June 30, 2002, due primarily to new investments by investors of maturing higher interest rate notes. Overall, the net margin on loan interest declined to 4.36% for the six months ended June 30, 2003, from 4.90% for the six months ended June 30, 2002. The net margin is at note rates and excludes fee income and expense.

Net Income.    Net income for the six months ended June 30, 2003 was $35,525, compared to $14,105 for the six months ended June 30, 2002. This increase was largely due to increased income from the bonds and real estate held for investment, which together were able to compensate for the decreased interest margin on loans receivable versus notes payable.

Interest Income.    Total interest income was $956,943 for the six months ended June 30, 2003, compared to $841,219 for the same period in 2002, an increase of $115,724. The additional income resulted from growth in the average amount of interest-earning assets between the two periods. The interest income includes point and fee income and interest earned on bank investments and securities.

Interest Expense.    Interest expense was $631,373 for the six months ended June 30, 2003, and $538,712 for the same period in 2002. The additional expense resulted from an increase in investor accounts, and the loan participations discussed below, which are treated as financings, and the accompanying interest expense for the participants’ share. The interest expense includes fees paid for loan purchases.

In 2001 we entered into an oral arrangement with a local bank, to participate in loans. The bank’s participation ranges from 50% to 90% of the loan balance. Each party funds their portion of the loan at settlement. We service the loans without compensation and remit the portion of the monies collected to the participants monthly. In the event of a payment default for 90 days, the participant bank has the right to request us to repurchase the participant’s principal interest in the loan upon 30 days advance notice. Each participation is endorsed by a separate participation agreement. As a part of these agreements, we have subordinated our position to the bank allowing them to be first out in most of the agreements and we will be the last to be paid. For financial statement purposes, the loan participations are treated as a borrowing and not a sale. Recently we decided to wind-down our activities in this arrangement. In July 2003, we repurchased the bank’s interest in six of the outstanding participation agreements with a balance of approximately $900,000. On September 30, 2003, we repurchased the bank’s interest in the remaining two participation agreements. At this time, we do not anticipate executing any new participations under this arrangement.

Provision for Loan Losses.    We added $72,000 to our provision for loan losses during the six months ended June 30, 2003, compared to $56,000 for the six months ended June 30, 2002. A previously written-off loan of $4,816 was recovered during the first six months of 2003. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions. The loans in non-accrual status increased $41,307, from $193,395 to $234,702 during the period.

Non-Interest Income.    We had non-interest income of $44,625 during the six months ended June 30, 2003 and $28,040 for the same period in 2002. The non-interest income was mostly rental income from real estate owned. There were five (5) properties at June 30, 2003 with a book value of $334,681 not currently rented. Management periodically monitors its rental properties. When a property is not under lease for more than 6 months after property renovation, management performs an impairment test to determine that the property carrying value has not been impaired. As of December 31, 2002 and June 30, 2003, we held no rental properties which met the criteria requiring an impairment test be performed. At present, we do not expect rental income to become a significant source of income. We expect that we will typically sell the properties we own after two or three years of ownership.

Non-Interest (Operating) Expense.    We experienced a small increase in non-interest expense to $294,009 for the six months ended June 30, 2003 from $260,442 for the six months ended June 30, 2002.

Income Taxes.    KH Funding Company is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Comparison of Operating Results for Years ended December 31, 2002 and 2001

The average yield earned on loans receivable decreased to 11% in 2002 from 11.94% in 2001. The decrease was due largely to many of our borrowers paying off their loans early because they could refinance at a lower rate, and because we had to accept a lower average yield on the loans we acquired to replace the loans that were paid off.

The average rate paid on investor accounts decreased to 6.40% in 2002 from 7.86% in 2001. The net result was an increased interest margin, which was 4.60% for 2002 as compared to 4.08% in 2001. The net margin is at note rates and excludes fee income and expense.

Net Income.    Net income for the year ended December 31, 2002 was $29,076 compared to a net loss of $36,296 for the year ended December 31, 2001. The net income in 2002 and net loss in 2001 were the result of a declining interest rate environment and our maintaining too much cash in lower-yielding investments. The declining interest rate environment caused us to be paying too much on long-term corporate notes that had fixed rates above the current rates, and the turnover in our loan portfolio meant that we had to invest the proceeds from payoffs into lower-yielding replacement loans. We are reversing the effects of declining rates as our higher-cost notes mature and are rolled-over at a lower rate. Our program of investing in investment grade bonds issued by financial companies is increasing our immediate yield on excess funds that we hold in the bank. These bonds pay a higher yield than money market accounts and savings accounts and they can be converted into cash at anytime and at market rates, which fluctuate.

Interest Income.    Total interest income was $1.79 million in 2002 compared to $1.50 million in 2001. The additional income resulted from growth in the average amount of interest-earning assets. The decline in average yield earned on loans receivable was to 11.00% in 2002 from 11.94% in 2001. The interest income for all periods includes point and fee income and interest earned on bank investments.

Interest Expense.    Interest expense was $1.17 million in 2002, an increase from the $1.01 million for 2001. The additional expense resulted from an increase in investor accounts, and the introduction of loan participations, which are treated as financings. The average rate paid on investor accounts decreased to 6.40% in 2002 from 7.86% in 2001. The interest expense includes fees paid for loan purchases.

Provision for Loan Losses.    We added $144,165 to our provision for loan losses in 2002 and $158,000 in 2001. We recovered no previously written-off loans in 2002 and did recover $26,400 in 2001. At year-end our impaired assets were $193,395 for 2002 and $330,917 for 2001. Our provision for loan losses was $175,899 at the end of 2002 and $170,803 at the end of 2001.

Non-Interest Income.    We had non-interest income of $74,049 in 2002 and $64,601 in 2001. The non-interest income was mostly rental income from investment real estate owned. Also, in 2001 we had a gain on the sale of an equity investment (privately issued security) of $14,786.

Non-Interest (Operating) Expense.    We experienced an increase in non-interest expense to $516,431 in 2002 from $440,364 in 2001. The two biggest contributors to the increase were payroll, which increased $32,000, and a loss of $30,000 on the sale of a piece of real estate held for investment. To a lesser degree, increases in insurance, outside services and real estate held for investment expenses contributed to the increase in operating expenses.

Income Taxes.    KH Funding Company is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Liquidity and Capital Resources

KH Funding Company’s primary sources of capital are the proceeds from the sale of securities to investors, principal and interest payments on loans, sales of participation interests in loans and rental income. While maturities and scheduled amortization of loans and investments are predictable sources of funds, the sale and redemption of investor notes and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition. Our One Day Demand Notes cause a lot of turnover in our cash positions.

The table below illustrates the Sales of Notes versus Redemptions for the years indicated:

Year	Notes Sold	Notes Redeemed	Percentage
1998	$5,300,897	$1,431,853	27.01%
1999	$7,376,780	$5,455,205	73.95%
2000	$10,367,351	$10,661,308	102.84%
2001	$14,418,456	$11,280,177	78.23%
2002	$22,926,619	$18,681,654	81.47%

During the past few years, the combination of generally low interest rates on deposit products at commercial banks, the poor performance of the stock market and increasing referrals from customers have positioned KH Funding to experience solid growth in the number of new investors attracted to its investment products. Based on its monitoring of historic trends and its current pricing strategy for investor accounts, management believes KH Funding Company will retain a large portion of its existing investors and will experience a significant increase of funds from new investors in the future.

Redemption of Notes Payable. Management believes that the risk of not being able to fund redemption requests only exists if the requests for redemption exceed the amount of readily available cash, i.e., if our liquidity is insufficient to fund redemptions. Upon the sale of a note, the funds for redemption are immediately available. Of course, part of our investment strategy is to invest funds that will be invested with us for a longer period into higher yielding, slightly less liquid investments, such as bonds; nevertheless, the funds are still available, just not immediately. Only holders of one-day demand notes can ask for funds sooner than thirty days, and we make an effort to keep funds available for these requests. For example, at June 30, 2003 we had outstanding, $2.3 million of one-day demand notes and $3.0 million in cash and cash equivalents. At December 31, 2002 we had outstanding, $1.9 million of one-day demand notes and $2.4 million in cash and cash equivalents. In each instance, we would have been able to fund redemption requests from available funds for all one-day demand notes. Only holders of thirty-day demand notes can ask for funds sooner than 90 days, and if necessary, we can sell participation interests in our loans (notes receivables) to have the funds available to meet requests from these note holders. Only holders of fixed-term notes, prior to maturity, can ask for funds in 90 days, and if necessary, we can sell loans (notes receivables) in bulk to fund requests from these note holders. For example, at December 31, 2002 we held $10,210,750 in first trust residential and commercial property loans that could be sold in part, to a participant bank, or in whole, to other lenders, at or above par value. Further, we held $5,087,998 in business line-of-credit loans and second trust loans which earn higher yields than the first trust loans and can also be sold, although they generally take longer to sell and are normally sold at a discount. The significance of the company holding these notes that could be sold is that their value is more than necessary to meet the notes payable maturities for year ended December 31, 2003 of $8,636,783 of 30-day demand and 1-year, 3-year and 5-year fixed notes, under which the investor could request redemption. Note C to the Financial Statement discusses the notes payable maturities in more detail.

We will strive to maintain liquid resources in excess of demand obligations. This is accomplished by always watching our demand obligations and tailoring our purchase of loans and cash positions according to such obligations.

Plan to Raise Additional Capital.    We intend to continue to expand our operations through future offerings of debt, sale of loan participation interests and sales of capital stock. However, there is no assurance that such operations will occur or be successful.

We also expect that we will be able to attract more investors who are interested in our longer-term fixed rate notes. We are now offering trust services for IRA accounts through our Trust Services Department. We intend to expand these services and believe that IRA investors generally look for investments of a long-term nature.

Use of Capital Proceeds.    Capital received by us in prior years has been used to acquire new loans through direct origination. However, in the last five years we have purchased ever-larger portions of loans that have been added to our portfolio. The loans are purchased nationwide from brokers, banks and other lenders, usually at a discount, in wholesale bulk purchases. We will continue to expand this wholesale component of our operations and have it be a major part of our loan acquisition strategy.

We anticipate that our operations will shift to acquiring larger percentages of loans at the wholesale level. This increased wholesale component will enable us to expand our operations and increase our net profit with a limited amount of additional expense because we anticipate that no additional personnel and only a minimal expansion of our administrative functions will be needed to support an increased wholesale component.

We intend to use the additional funds generated by this offering to purchase more liquid, marketable loans and to increase the volume of loans we purchase. To increase our investment and portfolio activity, we plan to identify and utilize additional brokers, lenders and banks as sources for our loan acquisitions. We also intend to expand our program under which banks purchase participation interests in the loans we acquire.

Known Trends, Events or Uncertainties

Impact of Inflation and Interest Rates.    The financial statements of KH Funding and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is generally to increase the value of underlying collateral for the loans made by KH Funding to its borrowers. Unlike typical industrial companies, nearly all the assets and liabilities of KH Funding are monetary in nature. As a result, interest rates have a greater impact on KH Funding’s performance than the effects of inflation generally.

Stockholders’ equity. Total stockholders’ equity has decreased as a percentage of total assets over the last five years, from 11.8% at December 31, 1998 to 3.9% at June 30, 2003. During this time period total stockholders’ equity in dollars has remained fairly constant while total assets in dollars have increased, causing the equity-to-assets ratio to decrease. Although the ratio has decreased and is a smaller percentage compared to what it has been in the past, management believes the current ratio is still adequate for noteholders’ protection. Management’s belief is based in part upon the fact that historically we have had loan losses of less than 1% per year, and the ratio is more than four times that amount. Therefore, in the opinion of management, in 1998 the ratio of total stockholders’ equity to total assets was higher than necessary. Management intends to maintain a ratio of 4-7% and, although it is not a certainty, management anticipates the ratio will increase to 5-6% after this offering is underway and the net proceeds have been invested and the profits from those investments have been realized.

Recent Accounting Pronouncements

We have evaluated the impact on financial results, financial condition and cash flows of recently adopted accounting standards that are not yet effective for possible impact on the Company. These include SFAS 149. “Amendment of Statement 133 on Derivative Instruments and Hedging Activities;” SFAS 150, Accounting of Certain Financial Instruments with Characteristics of both Liabilities and Equity;” and FIN 46, Consolidation of Variable Interest Entities.” None of these are expected to have an impact on the Company.

OUR BUSINESS

Overview

KH Funding Company operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994. Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. You may access our web site at “www.khfunding.com”.

We purchase loans nationwide and are a licensed mortgage lender in the state of Maryland. We provide direct lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals. Our services include originating, buying and selling loans and servicing our loan portfolio.

Operations

We operate from an office building in Silver Spring, Maryland. On a daily basis we perform the record keeping and administer the assets of KH Funding Company for the benefit of KH Funding’s stockholders and noteholders. This is done in the same way as a commercial bank administers its assets for the benefit of its stockholders and depositors.

Our assets of $21.53 million consist of cash, mortgage notes, real property and marketable securities. In the normal course of business we collect the income generated by the assets; receive funds from investors; handle the redemption of debentures; and maintain and track the receipts, disbursements and balances on escrow accounts established by the borrowers.

The following table sets forth certain information relating to KH Funding Company for the five years ended December 31, 2002, 2001, 2000, 1999, and 1998. The rate of earnings and cost of funds are derived by dividing interest income or interest expense by the average balance of notes receivable or notes payable, respectively, for the years shown. All categories are at note rates and exclude fee income and expense.

Year	Rate of Earnings	Cost of Funds	Margin
1998	13.72%	8.78%	4.94%
1999	12.71%	8.09%	4.62%
2000	11.96%	8.43%	3.53%
2001	11.94%	7.86%	4.08%
2002	11.00%	6.40%	4.60%

We experienced an increased margin in 2002, despite a 0.94% reduction in the average rate of earnings, because we were able to reduce our cost of funds by 1.46%. During 2003 we are seeing a decrease in our margin but it is being compensated for by our increased earnings on cash and an increase in rental income from real estate held for investment.

Our introduction of one-day demand notes with checking account access has helped us to lower our cost of funds because these notes earn below the average rate of interest on our investor accounts. Also helping to lower our cost of funds was the turnover in the one and three-year investor notes that matured in 2002. These have largely been reinvested in one, three and five-year notes that pay less interest to the investor than the investor was earning on the maturing note. The rates paid on our one-day and 30-day demand notes can be changed at any time.

Technology

KH Funding uses state-of-the-art software and hardware. We maintain an off-site secondary location at the home of our President, Robert L. Harris, which has full back-up operability with up-to-date information. Our loan software is commercially in use by over 300 other subscribers. Our investment account software was made to our specifications by a government contractor that does work for the Department of Housing and Urban Development.

Customer Service

We will continue to provide monthly statements and timely, personal service to our investors, which has always cultivated a good “word-of-mouth” referral system. In the near future, we intend to launch an internet access program for investors to view their account activity and balances over the internet. We expect to offer on-line access to our investors by December 31, 2003. The cost for the software development is $10,000 as a fixed contract amount. The monthly cost for the hosting of a secure encrypted site is nominal, at approximately $150 per month. The web site will allow investors to view their account information at anytime, such as account balances, maturity dates and recent transactions. KH Funding will send archived information to the web site each morning, which will contain all transactions through the close of business for the preceding day. Access to the web site will also allow investors to complete transfers from one account to another account, order wire transfers, and request withdrawals. The request will come in to KH Funding in the form of an email and after it has determined that the request should be transacted (i.e., the funds are available in the investors account and the passwords have correctly identified the investor making the request, etc.), the request will be processed into the books of KH Funding. However, this process will appear to the investor to be done simultaneously with their inputted instructions.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our activity of investing in mortgage and business loans. The additional funds necessary to carry through with this strategy will be obtained through the sale of debentures, capital stock and interests in participation loans.

We intend to continue maintaining our assets and our strict collection procedures for any problem assets. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from this offering, as we do not expect significant additional personnel or facilities will be needed to handle the investing and administration of the increase in funds.

Market Area and Credit Risk Concentration.

Our lending activities are concentrated primarily in the Washington, DC and Baltimore, MD metropolitan areas. Approximately 70% of our loans are in this market. The remaining 30% of our loan portfolio is comprised of loans that we purchase nationwide from banks and other lenders. As of June 30, 2003, our average loan size was $63,500. Our larger loans, above $100,000, are made with a strong emphasis on collateral-based underwriting as opposed to credit scoring only or primarily.

Competition

KH Funding Company faces significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from commercial banks, mortgage banking companies, insurance companies and other financial service companies; often these are smaller local independent loan companies or individuals. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks.

We are finding that in making loans, and acquiring loans, more and larger institutions are becoming our competitors. This trend is not material at this point as there is a sufficient amount of quality product available from smaller lenders and banks that operate at our level. However, if this trend continues, it is possible that a larger institution that wants our assets could acquire us, or we could choose to align ourselves with a larger institution to enjoy a lower cost of funds.

We are confident going forward that we will continue to be able to attract investors to our investment products. Our one, three and five-year term investments are priced at a rate that is normally more than 200 basis points (2%) above insured investments for a similar term at commercial banks. Our daily and thirty-day liquidity products are competitively priced with other uninsured investments that have similar features such as checking withdrawal. The holders of one-day demand Notes are provided checking accounts to access their funds (this feature is not offered to South Carolina residents). The checking account privileges are exclusively for funds invested in KH Funding notes and allow the holders of one-day demand notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may write a check against the account, which reduces the note balance. The holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

Lending Activities

Our loan portfolio consists primarily of first and second trust loans that we have directly originated or acquired from other lenders. We also own several business line-of-credit and fixed-term loans that we have directly originated. A small portion of our portfolio contains loans for consumer purposes such as auto and personal loans, and a few loans secured by assets such as stock. Although we have not sold any of our loans in the past, we may consider doing so in the future if an attractive opportunity is presented.

We rely on community contacts as well as referrals from existing customers, attorneys and real estate professionals to generate business within our lending area. In addition, we have developed a list of note brokers, banks and lenders nationwide that sell us closed loans.

We have developed underwriting policies to control the inherent risks in the origination and acquisition of loans. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

First Trust Lending.

Direct Origination.    We primarily originate first trust loans for investment (rented) residential real estate, and small commercial properties. We generally have a loan-to-value (LTV) of 80%, or less. Credit scores of the borrowers generally range in the mid 600’s. Credit scores are determined by complex computer programs which take into consideration many factors. There are three companies that are the primary providers of credit reports and credit scores for individuals. We generally obtain credit reports and/or credit scores from all three companies, and are a member of one, Equifax. Credit scores range from the 400s to the 800s, the lower the score, the lower the “quality” of credit or creditworthiness of the individual. Credit scores from 580 to mid-600’s will generally indicate a “C/C+” borrower, mid-600s to 680 is an “B-/B/B+” borrower, high-600s to low-700s is an “A-” borrower and 720 or higher is an “A” borrower. Lenders adopt different guidelines for acceptability regarding credit scores, for us a credit score of 580 to the 800s (the highest score possible) is within the range of acceptability in order to make or acquire a loan, however, we prefer the credit score to be in the mid-600s and above. The borrowers with a score below the mid-600s must provide us with a reason, or reasons, which mitigate the below mid-600s score.

Because of the participation arrangement we have with a local bank, in the last two years we have made more first trust loans on owner-occupied real estate. With respect to the participation arrangement loans, the first trust is at an 80% LTV, and we will also make a second trust on the same property that is up to 95% LTV. The majority of these loans are for medium or lower priced properties.

Acquired Loans.    The first trust loans we acquire nationwide are generally 90% LTV, or less, and the loans are made to sub-prime borrowers. The interest rates are usually 9.5% to 11.5%. The majority of these loans are for lower-priced properties.

Second Trust Lending.

Direct Origination.    The majority of our stand-alone, second trust loans, where we do not have a first trust on the property, are on owner-occupied properties and the borrowers are consolidating debts. The average LTV is up to 100%. The borrowers’ credit scores generally start at 580 and average in the low 600’s.

Acquired loans.    We limit the total LTV for these second trust loans to 100%. We used to purchase these loans with LTVs of up to 125%. We discontinued purchasing loans with LTVs over 100% in 2000. We also greatly curtailed buying stand-alone second trusts in 2000, as we would prefer to also own the first trust when a loan has a combined LTV of more than 90%. However, with a credit score in the low to mid 600’s, and up, we will still purchase stand-alone second trusts.

Business Lending.    We directly originate loans to small businesses. We do not acquire loans made to small businesses. Most of the loans we make are for businesses generating less than $1,000,000 in gross revenue. If the business owns real estate we will put a lien on the property(ies) owned by the business. If the business does not own real estate we will usually put a lien on the house of the owner(s) of the business. We like to extend credit facilities to a business only when the equity in the real estate we have a lien on does not exceed the loan amount. We are more collateral-sensitive when making business loans than we are “cash flow” sensitive. In other words, if we are considering a loan for a development stage or start-up business and we find the business plan or the results of operations for the business borrower to be reasonably acceptable, and the credit score of the borrower to be at the high end of our range of acceptability, then we will make the loan provided we are well secured with real estate collateral. Generally, the cash flow will not be present at the time the loan is closed, but will be expected to develop with the use of the loan proceeds. However, we do require that the borrower(s) have good credit and a reasonable ability to repay the loan. In the instances where a business has accounts receivable as a primary source of repayment we will put a lien on the accounts receivable.

Other Assets Lending.    Some of the loans in our portfolio are not secured by real estate or business assets. Automobiles and investor notes secure the majority of these loans. These loans are generally made to borrowers with whom we have a long-standing relationship.

Unsecured Lending.    Less than one percent of our loan portfolio contains unsecured loans. The majority of these loans are for small amounts, under $5,000, made to borrowers with whom we have a long-standing relationship, or borrowers referred to us by other customers. A few of these loans are to borrowers with whom we originally had a collateralized loan, but the collateral has been foreclosed upon.

The following table sets forth the composition of our loan portfolio by collateral type in dollar amounts for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30, 2003
Loans By Collateral Type	2002	2001
Collateralized by First Trust Mortgages	$7,695,949	$6,920,722	$6,424,765
Collateralized by Business Assets	3,438,211	2,666,620	3,690,743
Collateralized by Investment Property	2,514,801	2,130,512	4,001,087
Other Assets (Auto, Stock)	631,167	733,431	636,598
Residential Real Estate Second Trust	1,649,787	386,056	1,279,749
Other Loans	196,994	569,599	174,143
Total Loans	$16,126,909	$13,406,940	$16,207,085

Loan Approval Procedures and Authority.    The Chief Executive Officer may approve any loan up to and including $500,000. The Chief Executive Officer and another member of our Board of Directors must approve all loans over $500,000.

The Company has no internal appraisers and as such it relies on independent appraisers to determine the value of collateral underlying a loan. For commercial property mortgage loans, in addition to an independent appraisal, we generally require an environmental site assessment to be performed. We also require title and hazard insurance on all first and second trust mortgage loans. In addition, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes.

Non-Performing Assets

Non-accrual loans include most loans 90 days or more past due, and other loans which have been identified by management as presenting uncertainty with respect to the collectible portion of interest or principal.

Loans are placed on non-accrual status either when reasonable doubt exists as to the full and timely collection of interest and principal, or when a loan becomes past due 90 days or more and there are no extraordinary circumstances indicating payments on the loan will continue.

Allowance for Loan Losses

We maintain an allowance for loan losses. Charges to loan loss expense, and recoveries of loans previously written-off, increase the allowance. Write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is a non-performing or impaired loan (i.e., the loan is more than 90 days late and the possibility of collection is remote) or if KH Funding has specific knowledge or some other reason to consider a loan impaired, the impaired loan is carried as a “non-accrual” loan. Each loan carried as a non-accrual loan no longer earns interest. Collections on the loan reduce the balance of the impaired asset.

If the impaired asset begins performing again it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued.

If the impaired asset is only partially recovered, or if after all legal remedies have been exhausted no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Our historical loan loss experience:

Year	Total Loans	Write-Offs Net of Recoveries	Percent
1998	$6,122,243	$81,451	1.33%
1999	$9,363,949	$3,643	0.04%
2000	$9,611,228	$85,287	0.89%
2001	$13,406,940	$104,964	0.80%
2002	$16,126,909	$139,069	0.86%

Real Estate Owned

The real estate we own is generally acquired at foreclosure or through a deed-in-lieu of foreclosure. The more expensive properties on which we foreclose are sold as soon as possible. Generally, with the lower and medium priced single-family residential properties we acquire through foreclosure, we rent them out and continue ownership for a short period. Often these properties have a market rental value that is high relative to its fair market value. If so, we have an opportunity to maximize profits from an ultimate sale by finding a good tenant, making cosmetic and appliance upgrades, and then selling the property for, hopefully, a higher market value than may have been realized by a quick sale. In order to determine the fair market value of a foreclosed property we obtain an Opinion of Value from a licensed real estate professional.

We currently own real estate in several states, including:

•	one rental property in Capitol Heights, Maryland

•	one rental property in Gainesville, Georgia

•	one rental property in Grand Prairie, Texas

•	three rental properties in Baltimore, Maryland

•	one property with a pending eviction held for rent in Nacogdoches, Texas

•	one rental property in Schenectady, New York

•	six rental properties in Montgomery, Alabama

•	one rental property in Waco, Texas

Governmental Regulations

Our operations may become subject to future federal and state laws and regulations relating to banking or lending operations. These regulations may:

•	require us to obtain and maintain additional licenses and qualifications

•	limit the interest rates, fees and other charges that we are allowed to collect;

•	limit or prescribe other terms of our loan arrangements with borrowers; or

•	subject us to potential claims, defenses and other obligations.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension or termination of our applicable laws and would have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

In addition, certain environmental regulations my affect our operations. For example, our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

Insurance

We maintain the following types of insurance for the benefit of KH Funding:

•	Bankers Bond: fidelity and theft coverage of $500,000

•	Mortgage Impairment: covers losses to properties when the main policy has expired

•	Property Damage-Vacant Properties: covers losses to properties immediately after we take title, if they are vacant

•	Liability Coverage-Vacant Properties: covers liability losses to individuals at vacant properties after we take title

•	Key Man Life: $2.7 million payable to KH Funding in the event of the death of Robert L. Harris

•	Key Man Disability: $12,000 per month payable for one year to KH Funding in the event of the disability of Robert L. Harris

•	Umbrella Liability: $2 million in excess liability coverage above any primary liability coverage that we maintain

•	Landlord Policies for Individual Rental Properties: basic insurance for rented properties

•	Health Insurance: maintained for the benefit of the employees

•	Business Owners Policy: comprehensive business and liability coverage

Personnel

At June 30, 2003, we had 4 full-time employees, 2 part-time employees and one independent contractor. We consider our relationships with our employees to be good.

Legal Proceedings

We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following is the name, age and position of each of our current directors and executive officers:

Name	Age	Position(s)
Robert L. Harris	53	Chief Executive Officer, President and Director
Louise B. Sehman	68	Chief Financial Officer, Secretary and Treasurer
James E. Parker	54	Vice President
Ronald L. Nicholson	48	Vice President
Jin S. Kim	54	Director
Jack H. Breskow	73	Director
Howard A. Wallach	67	Director
Dr. Mervyn Feldman	69	Director

ROBERT L. HARRIS was a founder of KH Funding Company in 1990 when he also began his service as Managing General Partner and then President. He has been the Chief Executive Officer and a Director of KH Funding since its incorporation in 1994. Prior to founding KH Funding, Mr. Harris owned and operated businesses and managed commercial and corporate real estate for various firms in Maryland. He attended the Citadel Military College and Montgomery College.

LOUISE B. SEHMAN joined KH Funding Company in 1992. She currently serves as the Chief Financial Officer, Secretary and Treasurer of KH Funding. Ms. Sehman was a payroll supervisor for a convenience store chain before joining us. She attended the University of Maryland.

JAMES E. PARKER joined KH Funding Company in 1997. He currently serves as the Vice President of Investor Relations and Trust Services. Mr. Parker was an assistant controller of a lumber and supply company before joining us. He earned a Bachelor of Science from the University of Maryland.

RONALD L. NICHOLSON joined KH Funding Company in 1996. He currently serves as the Vice President of Accounts and Loan Administration. Mr. Nicholson was an accounts receivable collections specialist for a construction firm before joining us.

JIN S. KIM has served as a director of KH Funding Company since its incorporation in 1994. Ms. Kim was also a founder of KH Funding. Ms. Kim has owned and managed investment real estate since 1981. She is licensed as a real estate appraiser in Maryland.

JACK H. BRESKOW has served as a director of KH Funding Company since its incorporation in 1994. Mr. Breskow is an executive officer of Jack H. Breskow and Associates, Ltd., which provides business, estate and financial planning services to its clients. He is a Certified Life Underwriter and Accredited Estate Planner.

HOWARD A. WALLACH has served as a director of KH Funding Company since its incorporation in 1994. Mr. Wallach has been a member of the New York Stock Exchange since 1971. He earned a Bachelor of Arts from the University of Miami and a Master of Business Administration from Columbia University. Mr. Wallach is retired and has been for more than the last five years.

DR. MERVYN FELDMAN has served as a director of KH Funding Company since 1998. Dr. Feldman maintains an active medical practice specializing in podiatry. He attended Wilson Teachers College and the Pennsylvania College of Podiatric Medicine.

We do not have employment agreements with any of our employees. We do not maintain director and officer insurance.

Board of Directors

We currently have five members of our Board of Directors, who are elected to annual terms and until their successors are elected and qualified. Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Audit Committee.

The Audit Committee of the Board of Directors approves the selection of our independent accountants and interacts with our independent accountants to discuss questions about our financial reporting. In addition, the Audit Committee reviews the independence of our auditors, the scope and results of our audit and our annual operating results. The Audit Committee also considers the adequacy of our internal accounting procedures and reports to the Board of Directors with respect to our other auditing and accounting matters. The Audit Committee also reviews the fees to be paid to and the performance of our independent accountants. Currently, the members of the Audit Committee are Jin S. Kim, Jack H. Breskow, and Robert L. Harris.

Director Compensation.

The members of our board of directors receive no compensation for their services as directors. However, we do reimburse directors for reasonable travel expenses incurred by them to attend board meetings.

Stock Option Plans

Equity Compensation Plan

On January 16, 1998, our Board of Directors ratified and adopted the 1998 Incentive Stock Plan, which we refer to as our “equity compensation plan.” The equity compensation plan set aside 100,000 shares of our Common Stock for issuance pursuant to the exercise of incentive and non-qualified stock options to be awarded to our employees, officers and directors at the recommendation of the equity compensation plan’s administrator and subject to the approval of our Board of Directors. As of June 30, 2003, there were no incentive stock options outstanding under the equity compensation plan.

Plans Not Approved by Security Holders

From time to time, we have issued options or warrants to employees and non-employees (such as directors, consultants, advisors, vendors, customers, suppliers and lenders) in exchange for services or other consideration provided to us. These issuances have not been made pursuant to a formal policy or plan, but instead are issued with such terms and conditions as may be determined by our Board of Directors from time to time. Generally, our stockholders have not approved or disapproved these issuances. As of June 30, 2003, there were 398,939 stock options outstanding under these programs.

Executive Compensation.

The following table sets forth the compensation earned during the fiscal years ended December 31, 2002, 2001 and 2000 by our Chief Executive Officer and each of our other executive officers whose combined salary and bonus exceeded $100,000 during those years. We may refer to these officers as our named executive officers in other parts of this prospectus. Other than the Chief Executive Officer, no named executive officer earned a total annual salary and bonus in excess of $100,000 during the last three completed fiscal years, therefore, the following table sets forth the certain compensation paid by us, including salary, bonus and certain other compensation to our Chief Executive Officer for fiscal years ended December 31, 2002, 2001 and 2000.

SUMMARY COMPENSATION

	Annual Compensation				Long-Term Compensation Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	Other
Robert L. Harris, Chief Executive Officer and President	2002	127,926	1,230	—	—
	2001	85,851	1,231	—	—
	2000	23,125	—	—	—

The following table contains information concerning the grant of stock options approved by KH Funding’s Board of Directors to the named executive officers in the Summary Compensation table above during the fiscal year ended December 31, 2002.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Robert L. Harris	100,000	100%	$2.00	9/10/2007

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

The following table sets forth information with respect to the named executive officers in the Summary Compensation table above concerning the exercisability of options during the fiscal year ended December 31, 2002 and exercisable and unexercisable stock options held as of the end of fiscal year December 31, 2002. None of our named executive officers exercised options in the last fiscal year. The table below outlines the value, as of December 31, 2002, of options granted to our Chief Executive Officer to date that remain exercisable.

			Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Robert L. Harris	—	—	287,689/0	$575,378/0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are brief descriptions of transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%.

KH Funding had 6 related party notes held by us and recorded as notes receivable on our balance sheet totaling $822,727 and $819,420 as of December 31, 2002 and June 30, 2003, respectively, and made by the following officers and stockholders: Robert L. Harris (two notes), Jin S. Kim, Ainslee H. Sadler, Richard J. Harris and Citadel Financial Corp., a company controlled by Robert L. Harris. In addition, as of June 30, 2003, there was one short term note receivable made by Robert L. Harris for $352,631.

KH Funding had 51 notes made by us and recorded as notes payable on our balance sheet totaling $6,163,393 as of December 31, 2002, that were held by officers, directors and stockholders of which 10 notes totaling $1,817,917 were held by officers, directors, and 5% or more stockholders identified as: Robert L. Harris, Jin S. Kim, Louise B. Sehman, Jack H. Breskow and Dr. Mervyn Feldman.

KH Funding had 49 notes made by us and recorded as notes payable on our balance sheet totaling $6,561,014 as of June 30, 2003, that were held by officers, directors and stockholders of which 8 notes totaling $2,583,393 were held by officers, directors, and 5% or more stockholders identified as: Robert L. Harris, Jin S. Kim, Louise B. Sehman, Jack H. Breskow and Dr. Mervyn Feldman.

A loan receivable of $185,450, at an annual interest rate of 7%, is owed to us by Robert L. Harris. It is secured by 100,000 shares of his Common Stock of KH Funding which has a book value of approximately $56,300.

During fiscal 2000, in exchange for a lower interest rate KH Funding issued options to purchase 50,000 shares of Common Stock at $2.00 per share and with a five year expiration, in connection with the issuance of a note payable to a stockholder, Mr. Richard A. Allen.

We believe that each transaction with a related party was on terms as favorable as could have been obtained from an unrelated party. And, all future transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%, will be entered into on terms as least as favorable as could be obtained from unaffiliated independent third parties. Such determination shall be made by our independent directors.

Security Ownership of Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of June 30, 2003 for:

•	each person who we know owns beneficially more than 5% of our Common Stock,

•	each executive officer,

•	each of our directors, and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after June 30, 2002. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 30, 2003 are included for that person or group but not the stock options and warrants of any other person or group.

Percentage of shares beneficially owned is based on 1,987,366 outstanding shares of our Common Stock as of June 30, 2003. An asterisk indicates ownership of less than 1%. Our Common Stock is privately held and there is no public trading market for our Common Stock. All addresses for the executive officers and directors are KH Funding’s address at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Beneficial ownership, as set forth in the regulations of the SEC, includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days after June 30, 2003. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

Name and positions	Number of Shares(1)		Percent
Robert L. Harris, President, CEO and Director	752,689	(2)	37.8%
Jin S. Kim, Director	515,000		25.8%
Dr. Mervyn Feldman, Director	95,778	(3)	4.8%
Jack H. Breskow, Director	37,500	(4)	1.9%
Ronald L. Nicholson, Vice President	12,000	(5)	*
James E. Parker, Vice President	13,250	(6)	*
Louise B. Sehman, CFO, Secretary and Treasurer	6,000	(7)	*
All Directors and Executive Officers as a Group (7 persons)	1,432,217		71.9%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes (i) 365,000 shares of Common Stock held directly, (ii) options to purchase 287,689 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable and (iii) 100,000 shares of Common Stock held directly by Mr. Harris, but which secure a loan receivable of $185,450 owed to KH Funding.
(3)	Includes 28,000 shares of Common Stock held with his wife, Harriet Feldman, as tenants by the entirety.
(4)	Includes the following held by his wife, Eufrosene Brewskow: (i) 30,000 shares of Common Stock held directly and (ii) options to purchase 7,500 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(5)	Consists of options to purchase 12,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(6)	Consists of options to purchase 13,250 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(7)	Includes options to purchase 3,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.

DESCRIPTION OF THE NOTES

We are offering up to $30,000,000 in aggregate principal amount of Series 3 Senior Secured Investment Debt Securities, made up of $20,000,000 in Demand Notes and $10,000,000 in Fixed Term Notes, and $10,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Investment Debt Securities in the form of Fixed Term Notes. The Fixed Term Notes have maturity dates of one year, three years and five years. The Demand Notes have demand periods of one day and thirty days. We will not establish a sinking fund for the payment of the Notes.

The Notes are being issued under an indenture with Wells Fargo Bank Minnesota, National Association, serving as the trustee. Wells Fargo Bank Minnesota, National Association provides general banking financial services. Their office location and telephone number are 213 Court Street, Suite 703, Middletown, Connecticut 06457 and (860) 704-6216. The terms of the Notes include those terms stated in the indenture and those terms incorporated by reference to the Trust Indenture Act of 1939. The Notes are subject to all the terms and conditions of the indenture and the Trust Indenture Act of 1939.

The Series 3 Senior Secured Notes will be secured by all assets of KH Funding Company, including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, and will rank senior to all unsecured and subordinated indebtedness of KH Funding Company. The Series 4 Subordinated Unsecured Notes will be unsecured and will rank junior to the Series 3 Senior Secured Notes and on a parity with all other unsecured and subordinated indebtedness of KH Funding Company.

The Notes are issued in book-entry only form and clear through Wells Fargo Bank Minnesota, National Association. We do not intend to issue the Notes in certificated form. The record of beneficial ownership of the Notes will be maintained and updated by us through the establishment and maintenance of accounts. You will receive periodic statements indicating any transactions or activity in your account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor.

The Series 3 Senior Secured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 5.00%, 5.70% and 6.20%, respectively. We may change the interest rate change the interest rate periodically for future fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 4.00%; Three Year Note = Federal-Funds Target Rate plus 4.70%; and Five Year Note = Federal-Funds Target Rate plus 5.20%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. The Series 4 Subordinated Unsecured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 6.00%, 7.00% and 8.00%, respectively. We may change the interest rate change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 5.00%; Three Year Note = Federal-Funds Target Rate plus 6.00%; and Five Year Note = Federal-Funds Target Rate plus 7.00%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. We may change the interest rate prospectively for the Fixed Term Notes to reflect market conditions by filing a supplement to this prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on associated Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected. The Series 3 Senior Secured One Day Demand Notes and the Thirty Day Demand Notes will have a variable annual interest rate, with the initial rates being 3.25% and 3.50%, respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.25% and Thirty Day Note = Federal-Funds Target Rate plus 2.50%.

We will give you a written notice mailed at least seven days prior to the maturity date of any Fixed Term Note held by you reminding you of the pending maturity of the Note. If we do not state our intention to repay the Note in such notice, you must choose to:

(i)	redeem the Note,

(ii)	extend the Note, or

(iii)	transition the Note into a new account.

We will send such a notice approximately every thirty days for at least ninety days. If after ninety days we have not received a response from the investor, we will redeem the Note. Under such circumstance, we will continue to pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity. If we give notice to you of our intention to repay a Note at maturity, no interest will accrue on the Note after the maturity date. Otherwise, if you choose to redeem the Note, we will pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity.

Interest on the Notes will compound daily and you may choose to be paid interest monthly, quarterly, semi-annually or annually. Each Note will accrue interest at the specified interest rate for the Note and the interest will be payable on each interest payment date following the issue date for the Note until the principal balance of the Note becomes due and payable. Any installment of interest payable on a Note that is caused to be punctually paid or duly provided for by us on the applicable payment date will be paid to you:

(i)	by check mailed to your address as it appears in our register, or

(ii)	by crediting your account in an amount equal to the interest due on the balance of your account.

Each Fixed Term Note will have a stated maturity of principal. The principal of each Fixed Term Note will be paid in full no later than the maturity date thereof unless the term of the Note is extended or the Note becomes due and payable at an earlier date by acceleration, redemption or otherwise. Interest on your Note will be due and payable on each payment date at the interest rate applicable to your Note for the period related to the payment date. We will have the right to increase or decrease the interest rate paid on the Demand Notes at any time by filing a supplement to this prospectus.

If you hold a Fixed Term Note, you may require us to redeem, in whole or in part subject to a penalty, the Fixed Term Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within ninety business days after we receive your redemption election. We will pay you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest, less a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes, on the redemption date. No interest will accrue on a Note redeemed by you for any period of time after the redemption date and after we have tendered the redemption price to you.

If you hold a Demand Note, you may require us to redeem, in whole or in part, the Demand Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within one business day after our receipt of your redemption election for One Day Demand Notes and thirty calendar days after our receipt of your redemption election for Thirty Day Demand Notes. We will then pay to you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest on the redemption date. No interest shall accrue on a Note redeemed by you for any period of time after the redemption date for and after we have tendered the redemption price to you.

The holders of one-day demand Notes are provided checking accounts to access their funds (this feature is not offered to South Carolina residents). These checking account privileges are exclusively for funds invested in KH Funding notes and allow the holders of one-day demand Notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may make a redemption by writing a check against the account, which reduces the note balance, or the holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

The indenture provides that each of the following constitutes a default by us:

(i)	default in the payment of interest when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(ii)	default in payment of principal when due on the Notes and continuation of the default for thirty days (whether or not prohibited by the subordination provisions of the indenture);

(iii)	failure by us to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within sixty days after receipt of notice);

(iv)	failure by us to comply with certain other agreements and covenants of the indenture (after notice and provided such default is not cured within sixty days after receipt of notice); and

(v)	certain events of bankruptcy or insolvency.

If any event of default occurs and is continuing, the trustee or the holders of at least twenty-five percent (25%) of the principal amount of the outstanding Notes may declare the unpaid principal and any accrued interest of the Notes to be due and payable immediately. However, with respect to the Series 4 Subordinated Unsecured Notes, if any senior debt is outstanding, a declaration of this kind will not become effective until the earlier of:

(i)	five business days after receipt by representatives of any senior debt of such written notice of acceleration or

(ii)	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority of the principal amount of the Notes may direct the trustee in its exercise of any trust or power.

The holders of at least twenty-five percent (25%) of the aggregate principal amount of the Notes by notice to the trustee may, on behalf of the holders of all of the Notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest or principal on any Notes of non-consenting holders.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default by us to deliver to the trustee a statement specifying the default.

The indenture will terminate (except that certain obligations under the indenture will survive its termination) when all outstanding Notes have been paid in full and we have paid any other sums payable by us under the indenture. In addition, we may terminate all of our obligations under the indenture if:

(1)

we irrevocably deposit in trust with the trustee or at the option of the trustee, with a trustee reasonably satisfactory to the trustee and us under the terms of an irrevocable trust agreement that is satisfactory to the trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by us) to pay principal and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by us under the indenture, provided that

(i)	the trustee of the irrevocable trust will have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the trustee, and

(ii)	the trustee will have been irrevocably instructed to apply the money or the proceeds of the U.S. Government Obligations to the payment of the principal and interest with respect to the Notes;

(2)	we deliver to the trustee a certificate stating that we have complied with all the conditions of satisfaction and discharge of the indenture; and

(3)	no event of default or event that could become an event of default with respect to the Notes has occurred and is continuing on the date of our deposit.

If these conditions are met, the indenture will cease to be of further effect (except as provided in this paragraph), and the trustee, on our demand, will execute proper instruments acknowledging confirmation of and discharge under the indenture. However, we may only make the deposit if our obligations to any senior debt holders does not prohibit such payment. Certain obligations under the indenture will survive until the Notes are no longer outstanding and additional obligations will survive the termination of the indenture. After the irrevocable deposits are made and the other conditions of the indenture are satisfied, the trustee will acknowledge in writing the discharge of our obligations under the indenture.

PLAN OF DISTRIBUTION

We are offering, on a continuous basis, up to $30,000,000 in aggregate principal amount of Series 3 Notes, made up of $20,000,000 in Demand Notes and $10,000,000 in Fixed Term Notes, and up to $10,000,000 in aggregate principal amount of Series 4 Notes. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is an aggregate $1,000,000 minimum amount of Notes that must be sold under this offering. If we sell less than the $1,000,000 offering minimum, all proceeds received will be returned to investors promptly without interest and without deduction, but if we sell at least the $1,000,000 offering minimum, but less than the $40,000,000 offering maximum, proceeds received will not be returned to investors. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use. The Notes will be issued in book entry form and, accordingly, you will not be issued a physical certificate for a Note.

The Notes are being offered and sold by KH Funding without the services of an underwriter, broker-dealer or finder. Accordingly, no sales commissions or fees will be paid in connection with this offering. Mr. Robert L. Harris, our President and Chief Executive Officer, will be the only person participating in sales of the offering. Mr. Harris’ activities as a sales representative are restricted to transactions with respect to the securities of KH Funding. Mr. Harris receives no compensation in connection with his activities as a sales representative of KH Funding’s securities. Mr. Harris will rely on Rule 3a4-1 of the Securities Act of 1933, as amended, as an exemption from registration as a broker-dealer. Mr. Harris may rely on Rule 3a4-1 since he meets each element of Rule 3a4-1, specifically, Mr. Harris is not subject to a statutory disqualification (as defined in Section 3(a)(39) of the Securities Act of 1933, as amended) and Mr. Harris is not, and has never been, a broker-dealer or an associated person of a broker-dealer. Further, no other associated person of KH Funding will receive any compensation or other remuneration in connection with this offering. KH Funding proposes to offer the Notes to the public in California, District of Columbia, Delaware, Florida, Maine, Maryland, Massachusetts, New York, Pennsylvania, Rhode Island, South Carolina, Virginia and Wisconsin, upon registration in each respective state. To date, we have filed with each of the states and received comments from California, the District of Columbia, Florida, Maryland, Massachusetts, Rhode Island and South Carolina. We have responded to all such comments and are awaiting notice from California, District of Columbia, Massachusetts and Rhode Island that they have no further comments and the registration of the Notes will become effective in those states simultaneously with the effectiveness of the registration statement by the U.S. Securities and Exchange Commission. The remaining states have already so notified us.

We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders, if rejected, will be refunded within two business days after receipt. Once your order has been accepted, the applicable funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. You will not know at the time of placing an order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of such withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

We do not know whether or not officers and directors of KH Funding will purchase any of the Notes. However, at present, a majority of the officers and directors own notes issued by KH Funding. All sales, past and future, to officers, directors, affiliates or associates are done on the same terms as the notes sold to other persons.

EXPERTS

The financial statements of KH Funding Company appearing in this prospectus have been audited by the independent public accounting firm of Grant Thornton LLP. Their reports are included in the financial statements appearing in this prospectus and are included by us in reliance upon those reports given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters with respect to the Notes offered by this prospectus were passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Counsel’s opinion is included as exhibit 5.01 to the registration statement of which this prospectus is a part.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the Notes in this offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the Notes, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is www.sec.gov.

* * *

FINANCIAL STATEMENTS

KH Funding Company

Report of Independent Certified Public Accountants

Board of Directors

KH Funding Company

We have audited the accompanying balance sheets of KH Funding Company (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KH Funding Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As is explained in Note A to the financial statements, the accompanying financial statements for 2001 have been restated.

/s/ GRANT THORNTON LLP

Vienna, Virginia

February 14, 2003

KH FUNDING COMPANY

BALANCE SHEETS

	December 31,		June 30, 2003
	2002	2001
		(as restated)	(unaudited)
Assets
Notes Receivable—Held for Yield	$15,830,293	$13,036,199	$16,064,852
Accrued Interest Receivable	279,611	161,779	439,015
Cash	1,574,426	357,957	1,536,620
Prepaid Expenses	166,675	83,483	199,612
Other Receivables	105,038	62,375	498,555
Investments:
Marketable securities	797,505	—	1,497,746
Other	58,000	33,000	177,372
Property and Equipment—Net	56,684	73,923	48,143
Real Estate Owned:
Rental Property	1,011,424	489,590	1,005,758
Held for Resale	—	709,091	55,665
Other Assets	10,552	8,552	10,552

Total Assets	$19,890,208	$15,015,949	$21,533,890

Liabilities and Stockholders’ Equity

Liabilities
Participation Loans	$1,077,730	$1,024,115	$1,719,636
Notes and Accrued Interest Payable	17,482,519	12,789,068	18,925,655
Borrowings	333,877	374,290	—
Accounts Payable and Accrued Payroll Liabilities	8,764	10,776	6,696
Escrows	16,261	37,588	44,683

Total Liabilities	18,919,151	14,235,837	20,696,670

Stockholders’ Equity
Common Stock (5,000,000 shares authorized; 1,992,506 shares, 1,811,660 shares, and 1,987,633 shares respectively, issued and outstanding; $0.01 par value)	19,925	18,117	19,874
Paid-in-Capital	1,432,546	1,268,587	1,270,497
Accumulated Deficit	(292,066)	(321,142)	(256,541)
Less Subscription and Note Receivable	(185,450)	(185,450)	(185,450)
Cumulative other comprehensive income (loss)	(3,898)	—	(11,160)

Total Stockholders’ Equity	971,057	780,112	837,220

Total Liabilities and Stockholders’ Equity	$19,890,208	$15,015,949	$21,533,890

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		For the Six Months ended June 30,
	2002	2001	2003	2002
			(unaudited)
Interest Income
Interest and Fees on Loans	$1,757,153	$1,463,789	$947,103	$829,711
Interest on Bank Accounts	18,557	24,404	3,349	5,017
Interest on Investments—Marketable Securities	—	—	31,339	—
Other Interest	13,898	16,795	6,491	6,491

Total Interest Income	1,789,608	1,504,988	988,282	841,219

Interest Expense
Interest and Fees on Borrowing	1,071,069	974,290	577,261	490,189
Interest on Participation	102,916	33,231	54,112	48,523

Total Interest Expense	1,173,985	1,007,521	631,373	538,712

Net Interest Income	615,623	497,467	356,909	302,507

Provision for Loan Losses	144,165	158,000	72,000	56,000

Net Interest Income after Provision for Loan Loss	471,458	339,467	284,909	246,507

Non-Interest Income
Rental Income	49,795	37,020	38,428	27,480
Gain on Sale of Investment	15,275	14,786	—	—
Other	8,979	12,795	6,197	560

Total Non-Interest Income	74,049	64,601	44,625	28,040

Non-Interest Expense
Payroll	235,585	203,819	122,432	118,420
Insurance	56,116	47,744	24,320	23,660
Depreciation	46,441	32,050	25,351	20,057
Rent	39,022	37,252	20,317	19,326
Legal and Accounting	34,492	34,251	29,294	16,836
Bank Charges	17,202	17,684	11,457	8,713
Other	87,573	67,564	60,838	53,430

Total Non-Interest Expense	516,431	440,364	294,009	260,442

Net Income (Loss)	$29,076	$(36,296)	$35,525	$14,105

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Paid-in Capital	Accumulated Deficit	Subscriptions and Note Receivable	Change in Market Value	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2000	1,806,625	$18,067	$1,534,404	$(284,846)	$(185,450)	$—	$1,082,175
Additional Stock Issued	5,000	50	10,320	—	—	—	10,370
Dividend Declared	—	—	(276,137)	—	—	—	(276,137)
Net Loss for the Year Ended December 31, 2001, as restated	—	—	—	(36,296)	—	—	(36,296)

Balance at December 31, 2001, as restated	1,811,625	18,117	1,268,587	(321,142)	(185,450)	—	780,112
Additional Stock Issued	180,881	1,808	450,053	—	—	—	451,861
Dividend Declared	—	—	(286,094)	—	—	—	(286,094)

Comprehensive Income:
Net Income for the Year Ended December 31, 2002	—	—	—	29,076	—	—	29,076
Change in market Value	—	—	—	—	—	(3,898)	(3,898)

Total Comprehensive Income, 2002	—	—	—	—	—	—	25,178

Balance at December 31, 2002	1,992,506	19,925	1,432,546	(292,066)	(185,450)	(3,898)	971,057
Additional Stock Issued	360	4	896	—	—	—	900
Stock Repurchased	(5,500)	(55)	(13,696)	—	—	—	(13,751)
Dividend Declared	—	—	(149,249)	—	—	—	(149,249)
Comprehensive Income (Loss):
Net Income for the Six months Ended June 30, 2003	—	—	—	35,525	—	—	35,525
Change in Market Value	—	—	—	—	—	(7,262)	(7,262)

Total Comprehensive Income, Six months Ended June 30, 2003	—	—	—	—	—	—	28,263

Balance at June 30, 2003 (unaudited)	1,987,366	$19,874	$1,270,497	$(256,541)	$(185,450)	$(11,160)	$837,220

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2002	2001	2003	2002
		(as restated)	(unaudited)
Increase (Decrease) in Cash

Cash Flows from Operating Activities
Interest Received from Borrower	$1,639,321	$1,547,884	$771,182	$761,874
Other Receipts	814,192	132,389	80,779	28,040
Interest Paid on Notes	(725,499)	(607,190)	(369,080)	(296,704)
Paid-for Goods and Services	(555,194)	(549,343)	(303,499)	(271,646)

Net Cash Provided by Operating Activities	1,172,820	523,740	179,382	221,564

Cash Flows from Investing Activities
Principal Repayments from Borrowers	3,730,793	5,062,451	2,949,722	1,439,525
Loans Made to Borrowers	(7,168,744)	(9,563,367)	(3,289,311)	(3,274,410)
Purchase of Property and Equipment	(6,747)	(37,290)	(2,043)	(3,118)
Payments for Other Receivables	(42,663)	(9,469)	(393,517)	(281,962)
Payments on Other Real Estate Owned	(43,869)	—	(10,194)	128,956
Other Assets	(2,000)	—	—	(2,000)
Sale of Investment	—	10,000	—	—
Purchase of marketable securities and other investments	(825,000)	—	(826,875)	(25,000)

Net Cash Used in Investing Activities	(4,458,230)	(4,537,675)	(1,572,218)	(2,018,009)

Cash Flows from Financing Activities
Proceeds from Common Stock	451,861	10,370	900	451,861
Redemption of Common Stock	—	—	(13,751)	—
Proceeds from Investors’ Notes	22,926,619	14,418,456	10,856,894	10,693,263
Increase (Decrease) in Escrow	(21,327)	19,318	28,422	30,468
Principal Payments on Investor Notes	(18,681,654)	(11,280,177)	(9,675,921)	(8,661,717)
Increase in Participation Loans	456,735	1,024,114	973,390	456,735
Reduction in Participant Loans	(403,848)	—	(331,484)	(81,427)
Increase in Borrowings	316,745	39,010	—	316,745
Payments on Borrowings	(357,158)	—	(334,071)	(45,088)
Payment of Dividends	(286,094)	(276,137)	(149,249)	(136,281)

Net Cash Provided by Financing Activities	4,401,879	3,954,954	1,355,030	3,024,559

Net Increase/(Decrease) in Cash	1,216,469	(58,981)	(37,806)	1,228,114
Cash Balance, beginning of period	357,957	416,938	1,574,426	357,957

Cash Balance, end of period	$1,574,426	$357,957	$1,536,620	$1,586,071

Reconciliation of Net Income (Loss) to Net Cash from Operating Activities
Net Income (Loss)	$29,076	$(36,296)	$35,525	$14,105
Adjustments to Reconcile Net Income (Loss) to Net Cash provided by Operating Activities
Depreciation	46,441	32,050	25,351	20,057
Accretion of Interest on Note	—	3,280	—	—
Account Interest on Investments	(1,403)	—	—	—
Real Estate Owned Held for Resale	709,091	—	—	—
Gain (Loss) on Disposition of Fixed Assets	—	(70)	—	(21,912)
(Increase) Decrease in Prepaid Expenses	(83,192)	(43,616)	(32,937)	(27,075)
Loan Loss Reserve Expense	144,165	158,005	72,000	56,000
Increase (Decrease) in Interest Receivable (included in Notes Receivable)	(117,832)	(20,874)	(159,404)	(49,129)
Recover of prior write-off	—	—	4,815	11,154
Increase in Interest Payable (included in Notes Payable)	448,486	430,282	262,293	242,008
(Decrease) Increase in Accounts Payable and Accrued Payroll Liabilities	(2,012)	979	(1,904)	(4,186)
Change in Accrued Late Charges	—	—	(6,461)	(1,779)
Amortization of points/fees	—	—	(19,896)	(17,679)

Net Cash Provided by Operating Activities	$1,172,820	$523,740	$179,382	$221,564

The accompanying notes are an integral part of these statements

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A—SUMMARY OF SIGNIFICANT POLICIES

KH Funding Company (the Company) operated as a general partnership from its founding in December 1990 until July 1, 1994, at which date it incorporated. The Company is an authorized mortgage lender in the State of Maryland, and provides lending services in the Washington, DC metropolitan area, primarily to small businesses and individuals and also purchases mortgage loans nationwide. The lending services the Company provides include originating and buying loans and in-house servicing its loans. The Company also services the loans covered by participation loans. (See Note L)

Interest Income and Loan Losses

Interest income from notes receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan and Commitment fees are treated as adjustments to loan yield and amortized to income over the estimated life of the related loan. Allowance for loan losses is increased for charges to income (for loan losses) and decreased for charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company’s allowance for loan losses could change in the near term.

Loans that are delinquent for more than three months are evaluated for collectability and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded.

Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code to be treated as an S Corporation for tax purposes, and accordingly, items of income and loss are taxed to the stockholders. Therefore, no provision for income taxes is necessary.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the accelerated method for income tax purposes and the straight-line method for financial statement purposes.

Investments

Most of the Company’s investments are considered available for sale instruments that are recorded in compliance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. However, certain of the Company’s investments represent equity investments for which there is no readily determinable market value and are thus recorded at cost.

Restatement

The accompanying financial statements for 2001 have been restated to properly account for the requirements of Financial Accounting Standards Board Statement No. 91, Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. The effect on the prior year was a reduction in net income by $112,121 resulting in a net loss of $36,296 for 2001. It also reduces notes receivable by the same amount.

Employee Stock Options

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, requires that stock-based compensation be accounted for on the fair-value method as described in SFAS No. 123, or on the

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, whereby if options are priced at or above the fair value on the date of grant, no compensation expense is recognized by the Company as a result of the options. If the intrinsic value-based method is used, proforma net income must be disclosed as if the fair value-based method had been applied. The Company continues to account for its employee stock options in accordance with APB Opinion No. 25.

Fair value of options are computed using the Minimum Value Method. A risk-free rate of 3.08 percent was used, and a 5-year expected life of the options. Zero volatility was used as the Company’s shares are not publicly listed or traded. A dividend of $0.10 per share per year paid quarterly is assumed.

The following table summarizes information and presents the tabular information required under FAS 148. The Company is an S Corporation and there is no tax effect on the numbers presented in this table.

	For the year ended December 31,
	2002	2001
Net income (loss) as reported	$29,076	$(36,296)
Stock-based compensation included in the determination of net income as reported	—	—
Stock-based compensation that would be included in the determination of net income if the fair value based method had been applied to all awards	30,780	—

Proforma net income (loss) as if the fair value based method had been applied to all awards	$(1,704)	$(36,296)

There was no compensation expense to measure under SFAS 123 for the six months ended June 30, 2003 as there were no unvested options outstanding during those periods.

Real Estate Owned

Real estate owned represents property acquired by foreclosure deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair market value at the date of acquisition. Costs relating to the improvements of the property are capitalized. Holding costs are charged to expense as incurred. Subsequent to the foreclosure the property is advertised for rent or sale. Management makes the determination of whether to hold, rent or to sell the property on a case-by-case basis. Buildings for rental property are depreciated over 30.5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Information

The accompanying unaudited financial information for the six months ended June 30, 2003 and 2002, have been prepared in accordance with accounting principles generally accepted in the United States of America

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

for interim financial information and with Regulation S-B. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All references to amounts at June 30, 2003, and the six month periods ended June 30, 2003 and 2002, are unaudited.

NOTE B—NOTES RECEIVABLE AND INTEREST EARNED

Notes receivable consist of 226 collateralized notes and 46 uncollateralized notes for 2002 and 245 collateralized notes and 59 uncollateralized notes for 2001. The notes receivable originate from various individuals and businesses ranging in balance from $298 to $687,000 for 2002 and $100 to $719,000 for 2001, bearing interest rates ranging from 3 percent to 24 percent in 2002 and from 7 percent to 24 percent in 2001, with a weighted-average yield of 11.00 percent and 11.94 percent, respectively. Uncollateralized loans constitute approximately 1.2 percent and 2 percent of the gross loan value at December 31, 2002 and 2001, respectively. The fair value of all notes receivable, net is estimated to be $15,933,000 at December 31, 2002, and $13,076,000 at December 31, 2001. This estimate is based on discounted cash flow using the most recent interest rate for similar loans, and assuming a mid-year payoff of such loans in the year due.

Notes Receivable by Collateral Type

The Company notes receivable portfolio consists of the following by type of loans for December 31:

Primary Collateral Type	2002	2001
	Amount	Amount
Residential Real Estate First Trust	$7,695,949	$6,920,722
Collateralized by Business Assets	3,438,211	2,666,620
Collateralized by Investment Property	2,514,801	2,130,512
Residential Real Estate Second Trust	1,649,787	386,056
Other Assets (Auto, Stock)	631,167	733,431
Other Loans	196,994	569,599

Total loans—gross	$16,126,909	$13,406,940

Maturities as of December 31, 2002 and 2001, are as follows:

	Year ending December 31,
	2002	2001
2003	$3,863,892
2004	1,928,324
2005	2,278,771
2006	739,281
2007	627,586
2008 and thereafter	6,689,055

Total loans–gross	16,126,909	$13,406,940

Plus late charges accrued	12,682	3,758
Less unposted payments	(190)	(13,781)
Less unamortized loan fee	(133,209)	(189,861)
Less allowance for loan loss	(175,899)	(170,803)

	$15,830,293	$13,036,253

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Analysis of the allowance for loan loss is as follows:

	Year ending December 31,		Period Ended June 30,
	2002	2001	2003	2002
Beginning balance	$170,803	$117,767	$175,899	$170,803
Additions charged to expenses	144,165	158,000	72,000	56,000
Write-off of loans	(139,069)	(131,364)	(11,477)	(73,093)
Recovery of loans previously charged off	—	26,400	4,816	—

	$175,899	$170,803	$241,238	$154,710

The following information is presented as of:

	12/31/02	12/31/01	6/30/03
Total recorded investment in impaired loans at the end of the period	$193,305	$330,918	$234,702
Amount of that recorded investment for which there is a related allowance for credit losses	$131,518	$158,230	$191,033
Amount of related allowance for credit losses associated with such investment	$127,232	$142,502	$159,762
Amount of that recorded investment for which there is no related allowance for credit losses	$61,877	$172,688	$43,669

The following average information is presented for the year and periods ended:

	12/31/02	12/31/01	6/30/03	6/30/02
The average recorded investment in impaired loans during the period.	$268,780	$314,921	$214,049	$306,473
The related amount of interest income recognized within that period when the loans were impaired.	$—	$—	$—	$—
The amount of income recognized using a cash basis during the time within that period that the loan was impaired.	$—	$—	$—	$—

NOTE C—NOTES PAYABLE AND INTEREST EXPENSE

Notes payable consist of 252 and 233 notes payable, respectively, for the years ended December 31, 2002 and 2001, to individual investors ranging in balance from approximately $20 to $1,315,000 in 2002 and $20 to $1,900,000 in 2001 and bearing interest rates ranging from 3.98 percent to 9.85 percent in 2002 and 4.4 percent to 9.85 percent in 2001, with a weighted average of 6.4 percent and 7.86 percent, respectively. Notes payable are collateralized by the notes receivable. Maturities as of December 31, 2002, are as follows:

Year ending December 31,
2003	$10,489,529
2004	99,913
2005	2,612,297
2006	1,371,287
2007	2,909,493
Thereafter	—

$17,482,519

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The maturity date is considered to be the date on which the note first becomes a demand note. The fair value of such notes is estimated to be substantially the same as the carrying value. This estimate is based on discounted cash flow using the most recent interest rate for similar loans and assuming a midyear payoff of such loans in the year due. Included in the due-in-2003 category is (i) $1,852,746 of on one-day demand accounts, which the creditor can withdraw by check, (ii) $4,786,617 that requires a 30-day notice before withdrawal can be made and (iii) $3,850,166 is fixed term notes that require 90-day notice before withdrawal can be made.

For the year ended December 31, 2002 and 2001, interest charged totaled $994,718 and $900,893, respectively, and interest paid totaled $448,486 and $503,842, respectively.

NOTE D—INVESTMENTS

Marketable securities consists of the following at the periods indicated:

	December 31, 2002			June 30, 2003
	Cost	Market	Unrealized Losses	Cost	Market	Unrealized Losses
Corporate Bonds	$633,708	$628,910	$(3,898)	$1,251,738	$1,240,578	$(11,160)
Money Market Fund	157,390	157,390	—	232,475	232,475	—
Accrued Interest-Corporate Bonds	10,305	10,305	—	24,693	24,693	—

	$801,403	$797,505	$(3,898)	$1,508,906	$1,497,746	$(11,160)

There is no investment income for 2001. These investments were made beginning in 2002.

Other investments consist of the following at:

	December 31, 2002	December 31, 2001	June 30, 2003
Stocks without readily determinable market value…	$58,000	$33,000	$177,372

NOTE E—WARRANTS, OPTIONS AND OTHER STOCK ISSUED

Stock Option Plans

The Company has granted stock options to employees, stockholders and board members. The Company has the following stock options:

Original Stockholder Options—The five original stockholders were granted options on July 1, 1994, to purchase additional shares of Common Stock up to 50 percent of their original purchase at $1.00 per share. Granted options allowed the purchase of an additional 235,500 shares of Common Stock.

Other Stock Options—During fiscal year 1999 the Company issued options to purchase 201,250 shares of Common Stock at $2.00 per share. The options expire in five years. During fiscal year 2000 the Company issued options to purchase 50,000 shares of Common Stock at $2.00 per share in connection with the issuance of a note payable. The options expire in five years. During fiscal year 2002 the Company issued options to purchase 100,000 shares of Common Stock at $2.00 per share.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The following depicts option activity for the years ended December 31, 2002 and 2001:

	Number of Shares	Weighted-Average Exercise Price	Range
Options outstanding at end of year—2000	298,939	$1.92	$1.00 – 2.00
No options granted/exercised/ forfeited/expired—2001	—	—	—

Options outstanding at end of year 2001	298,939	1.92	1.00 – 2.00
Options granted—2002	100,000	2.00	2.00
No options exercised/ forfeited/expired—2002	—	—	—

Options outstanding at end of year—2002	398,939	$1.95	$1.00 – 2.00

There were no options issued or exercised during the six months ended June 30, 2003.

NOTE F—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2002	2001
Furniture and equipment	$53,025	$53,025
Automobiles	27,074	38,679
Computer software	54,137	47,390

	134,236	139,094
Less: Accumulated depreciation	77,552	65,171

	$56,684	$73,923

Depreciation expense for the years ended December 31, 2002 and 2001, totaled $23,986 and $21,814, respectively.

NOTE G—REAL ESTATE OWNED

Real estate owned currently consists of rental and held for sale real estate.

	2002	2001
Rental property:
Buildings	$877,359	$390,570
Less: Accumulated depreciation	40,185	17,730

	837,174	372,840
Land–rental property	174,250	116,750

	$1,011,424	$489,590

Held for resale:
Buildings	$—	$495,091
Land–held for resale	—	214,000

	$—	$709,091

Depreciation expense for the years ended December 31, 2002 and 2001, for the buildings-rental property totaled $22,455 and $10,166, respectively.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE H—RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions:

•	Included in notes receivable at December 31, 2002 and 2001, are six notes totaling $822,727 and $379,057, respectively, and 6 notes totaling $819,420 as of June 30, 2003, from officers, stockholders and a company controlled by an officer. These notes all have annual maturities and are due in full on the maturity date unless extended by the Company. The interest rates on these notes range between 5.99% and 12.5%.

•	In addition, as of June 30, 2003, there was one short term note receivable made by an officer for $352,631. This note is expected to be retired by September 30, 2003. See Note O—Other Receivables.

•	Included in the notes payable balance at December 31, 2002 and 2001, are 51 and 52 notes totaling $6,163,393 and $4,363,607, respectively, and 49 notes totaling $6,561,014 as of June 30, 2003, which are held by stockholders. These notes were all issued at the rate in effect for the applicable term selected as of the date the note was issued.

NOTE I—COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space under a non-cancelable-operating lease expiring October 31, 2003. The following is a schedule by years of approximate future minimum payments under the lease, which have non-cancelable terms in excess of one year as of December 31, 2002:

Year ending December 31,
2003	$27,363

Rent expense under operating leases totaled $39,022 and $37,252 for the years ended December 31, 2002 and 2001, respectively.

NOTE J—OTHER LOANS PAYABLE

In 2000, the Company borrowed funds in the amount of $330,000 from an individual with a three-year term with an interest rate of 10.50 percent. The Company secured this loan by pledging two of its notes receivable as collateral. The balance outstanding, which includes interest, is $333,877 for 2002 and 2001. In 2001, the Company borrowed funds from two individuals with balances owed as of December 31, 2002 and 2001, of $-0- and $1,209, respectively. In addition, the Company borrowed money from a corporation with a balance owed of $39,010 at December 31, 2001.

NOTE K—NON-CASH SUPPLEMENTAL DISCLOSURE

The Company foreclosed on notes receivable and took ownership of nine properties totaling $500,420 during fiscal year 2002 and four properties totaling $868,681 in fiscal year 2001.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE L—LOAN PARTICIPATION

In 2001 the Company entered into an oral arrangement with a local bank to participate in seven loans. In 2002, the Company entered into three new participation agreements with this same bank. The total amount of participations at December 31, 2002 and 2001, was $1,077,730 and $1,024,115, respectively. The bank’s participation ranges from 50 percent to 90 percent of the loan balance. Each party funds their portion of the loan at settlement. The Company services the loans without compensation and remits the portion of the monies collected to the participants monthly. In the event of a payment default for 90 days, the participant bank has the right to request the lender (KH Funding) to repurchase the participant’s principal interest in the loan upon 30 days advance notice. Each participation is endorsed by a separate agreement. As a part of these agreements, the Company has subordinated its position to the bank allowing them to be first out in most of the agreements and the Company will be the last to be paid. For financial statement purposes, the loan participations are treated as a borrowing and not a sale.

NOTE M—OTHER EXPENSES

Other expenses consists of the following at December 31:

	2002	2001
Real estate	$24,691	$8,839
Miscellaneous	12,262	9,345
Office supplies	10,415	4,826
Publications	7,781	5,248
Telephone	7,664	8,404
Appraisals	5,076	4,815
Postage	4,742	6,234
Printing	4,172	1,605
Web site	3,146	3,997
Advertising	2,037	5,554
Meals and entertainment	1,911	949
Software costs	1,889	1,169
Repairs	1,472	3,958
Equipment rental	315	1,765
Administrative	—	856

Total Other Expenses	$87,573	$67,564

NOTE N—TRUST ACTIVITIES

The Company became a trustee of various customers’ IRA accounts as of February 2002. The IRA accounts are self-directed. Total assets under the trust were $842,394 at December 31, 2002. A portion of the assets under the trust have been invested in notes payable of the Company. At December 31, 2002, $696,255 in assets of the trust are in the form of notes payable of the Company. As a trustee, the Company is subject to Section 1.408-2(e) of the Internal Revenue Code and is subject to reviews by IRS examiners. No such reviews have occurred in 2002.

KH FUNDING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

NOTE O—OTHER RECEIVABLES

Other receivable consists of the following as of the dates indicated:

	Year Ended December 31,		June 30, 2003
	2002	2001
Interest receivable on Subscription and Note Receivable	$43,817	$30,835	$50,308
Advance on contract services	28,064	21,164	28,064
Short term note receivable-sale of foreclosure property	29,800	—	33,160
Short term note receivable—due from Officer	—	—	352,631
Other accounts receivable	3,357	10,376	8,057

	$105,038	$62,375	$472,220

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

KH Funding Company

$30,000,000

Series 3 Senior Secured

Investment Debt Securities

(Fixed Term Notes and Demand Notes)

$10,000,000

Series 4 Subordinated Unsecured

Investment Debt Securities

(Fixed Term Notes)

PROSPECTUS

KH FUNDING COMPANY

            , 2003

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation give us the power to indemnify our officers, directors, employees and agents to the full extent permitted under Maryland General Corporation Law. Our Bylaws further provide for the indemnification of such persons to the full extent permitted under Maryland General Corporation Law and for the payment of expenses in advance of any final disposition of action. These provisions are permitted under Maryland General Corporation Law. In the event that the Maryland General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Articles of Incorporation and Bylaws will be amended accordingly. We have not purchased directors and officers liability insurance. However, we may purchase such insurance in the future to limit our potential exposure for indemnification of directors and officers.

Section 2-418 of the Maryland General Corporation Law provides, in substance, that corporations, under certain circumstances, have the power to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by reason of the fact of such position against expenses incurred in defending any such action, suit or proceeding.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the notes specified in this prospectus. The following table sets forth the estimated expenses to be incurred in connection with the offering of the notes:

Description	Amount(1)
SEC Registration Fees	$5,000.00
State Blue Sky Filing Fees	$15,000.00
Trustee Fees	$25,000.00
Printing Fees and Expenses	$10,000.00
Legal Fees	$50,000.00
Accounting Fees	$15,000.00
Advertising	$30,000.00

Total:	$150,000.00

(1)	All expenses are estimated except for SEC Registration fees.

RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to sales and other issuances by us within the past three years of our securities, the sales or issuances of which were not registered pursuant to the Securities Act of 1933.

(a) Issuances of Capital Stock and Debt

In November 2002 we sold fixed term and demand Series 2 Unsecured Subordinated Investment Debt Securities with maturities of later than one year from the date of issuance to 45 accredited and 14 unaccredited investors in a private placement. No underwriters were used in the foregoing transaction. All sales of securities described above were made in reliance upon the exemption from registration provided by Regulation D, Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

(b) Grants of Stock Options

In addition, from time to time, we have granted stock options to purchase 398,939 shares of our Common Stock with a exercise price of $2.00 per share, to employees, directors and consultants pursuant to our stock option plans and programs. The following table sets forth information regarding the awards during the past three years:

Number of Shares Awarded
Richard A. Allen	50,000
Robert L. Harris	100,000

No underwriters were used in the foregoing transactions. These issuances were exempt from the registration requirements of the Securities Act of 1933 pursuant to either Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) as a transaction by an issuer not involving a public offering.

EXHIBITS

The following is a list of exhibits filed with this registration statement:

Exhibit		Description

3.1	*	Articles of Incorporation of KH Funding Company

3.2	*	Articles of Amendment of KH Funding Company

3.3	*	Bylaws of KH Funding Company

4	*	Form of Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee

5	*	Opinion of Whiteford, Taylor & Preston LLP

10.1	*	1998 Stock Incentive Plan

10.2	*	Form of Participation Agreement

23.1		Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)

23.2		Consent of Grant Thornton LLP

24		Power of Attorney (included in signature page of this registration statement)

25	*	Statement of Eligibility of Trustee on Form T-1

99.1	*	Form of Prospectus Supplement

99.2	*	Form of Subscription Agreement(s) and other materials

*	Previously filed.

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events arising which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Silver Spring, State of Maryland, on October 28, 2003.

KH FUNDING COMPANY

By:	/s/ Robert L. Harris
Robert L. Harris,
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Robert L. Harris their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons as of October 28, 2003, in the capacities indicated:

Name	Title

/s/ Robert L. Harris Robert L. Harris	President, Chief Executive Officer and Director

/s/ Louise B. Sehman Louise B. Sehman	Chief Financial Officer, Secretary and Treasurer

/s/ Jin S. Kim Jin S. Kim	Director

/s/ Jack Breskow Jack Breskow	Director

/s/ Howard A. Wallach Howard A. Wallach	Director

/s/ Dr. Mervyn Feldman Dr. Mervyn Feldman	Director